FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of March 31, 2019.

Banco de Chile
El banco de Chile

BANCO DE CHILE

Banco de Chile and Subsidiaries

Interim Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of consolidated financial statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks (“SBIF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2019 and December 31, 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	December
		2019	2018
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	993,892	880,081
Transactions in the course of collection	7	824,271	580,333
Financial assets held-for-trading	8	1,913,981	1,745,366
Cash collateral on securities borrowed and reverse repurchase agreements	9	90,259	97,289
Derivative instruments	10	1,168,896	1,513,947
Loans and advances to banks	11	914,911	1,494,307
Loans to customers, net	12	27,556,290	27,307,223
Financial assets available-for-sale	13	1,312,347	1,043,440
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	45,714	44,561
Intangible assets	15	53,025	52,061
Property and equipment	16	220,372	215,872
Leased assets	16	155,502	—
Current tax assets	17	524	677
Deferred tax assets	17	276,563	277,922
Other assets	18	565,812	673,380
TOTAL ASSETS		36,092,359	35,926,459

LIABILITIES
Current accounts and other demand deposits	19	9,600,304	9,584,488
Transactions in the course of payment	7	578,260	335,575
Cash collateral on securities lent and repurchase agreements	9	281,042	303,820
Savings accounts and time deposits	20	11,263,020	10,656,174
Derivative instruments	10	1,259,524	1,528,357
Borrowings from financial institutions	21	1,375,919	1,516,759
Debt issued	22	7,405,294	7,475,552
Other financial obligations	23	110,793	118,014
Lease liabilities	16	153,896	—
Current tax liabilities	17	30,670	20,924
Deferred tax liabilities	17	25	—
Provisions	24	399,679	670,119
Other liabilities	25	332,983	412,524
TOTAL LIABILITIES		32,791,409	32,622,306

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,453	617,597
Other comprehensive income		(32,140)	(39,222)
Retained earnings:
Retained earnings from previous years		170,188	17,481
Income for the period		101,537	594,872
Less:
Provision for minimum dividends		(60,922)	(305,409)
Subtotal		3,300,949	3,304,152
Non-controlling interests		1	1
TOTAL EQUITY		3,300,950	3,304,153
TOTAL LIABILITIES AND EQUITY		36,092,359	35,926,459

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the three-month ended March 31, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
		2019	2018
	Notes	MCh$	MCh$
Interest revenue	28	430,654	469,878
Interest expense	28	(129,684)	(153,361)
Net interest income		300,970	316,517

Income from fees and commissions	29	134,223	122,505
Expenses from fees and commissions	29	(30,813)	(33,344)
Net fees and commission income		103,410	89,161

Net financial operating income	30	8,566	2,106
Foreign exchange transactions, net	31	16,117	25,483
Other operating income	36	15,533	11,652
Total operating revenues		444,596	444,919

Provisions for loan losses	32	(89,156)	(70,945)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		355,440	373,974

Personnel expenses	33	(113,555)	(107,766)
Administrative expenses	34	(78,994)	(79,348)
Depreciation and amortization	35	(17,203)	(9,171)
Impairment	35	(6)	(11)
Other operating expenses	37	(11,066)	(7,951)

TOTAL OPERATING EXPENSES		(220,824)	(204,247)

NET OPERATING INCOME		134,616	169,727

Income attributable to associates	14	1,110	1,157
Income before income tax		135,726	170,884

Income tax	17	(34,189)	(28,233)

NET INCOME FOR THE PERIOD		101,537	142,651
Attributable to:
Bank’s Owners	27	101,537	142,651
Non-controlling interests		—	—

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	1.01	1.41
Diluted net income per share	27	1.01	1.41

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the three-month ended March 31, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
		2019	2018
	Notes	MCh$	MCh$

NET INCOME FOR THE PERIOD		101,537	142,651

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	8,836	(1,206)
Net gains (losses) on derivatives held as cash flow hedges	10	889	(15,249)
Subtotal Other comprehensive income before income taxes		9,725	(16,455)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		(2,643)	4,789

Total other comprehensive income items that will be reclassified subsequently to profit or loss		7,082	(11,666)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	—	—

Subtotal other comprehensive income before income taxes		—	—

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		108,619	130,985

Attributable to:
Bank’s Owners		108,619	130,985
Non-controlling interests		—	—

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month ended March 31, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Derivatives cash flow hedge	Income	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	Tax	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2017		2,271,401	32,053	531,135	1,851	(12,551)	2,660	16,060	576,012	(312,907)	3,105,714	1	3,105,715
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention (release) of profits according to bylaws		—	—	54,501	—	—	—	—	(54,501)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(374,079)	312,907	(61,172)	—	(61,172)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	(15,249)	4,117	—	—	—	(11,132)	—	(11,132)
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	(1,206)	—	672	—	—	—	(534)	—	(534)
Income for the period 2018		—	—	—	—	—	—	—	142,651	—	142,651	—	142,651
Provision for minimum dividends		—	—	—	—	—	—	—	—	(72,513)	(72,513)	—	(72,513)
Balances as of March 31, 2018		2,418,833	32,053	585,636	645	(27,800)	7,449	16,060	142,651	(72,513)	3,103,014	1	3,103,015
Defined benefit plans adjustment		—	(92)	—	—	—	—	—	—	—	(92)	—	(92)
Equity effect change in accounting policy		—	—	—	—	—	—	1,421	—	—	1,421	—	1,421
Other comprehensive income:
Derivatives cash flow hedge, net		—	—	—	—	(15,694)	4,237	—	—	—	(11,457)	—	(11,457)
Valuation adjustment on available-for-sale instruments		—	—	—	(10,581)	—	2,522	—	—	—	(8,059)	—	(8,059)
Income for the period 2018		—	—	—	—	—	—	—	452,221	—	452,221	—	452,221
Provision for minimum dividends		—	—	—	—	—	—	—	—	(232,896)	(232,896)	—	(232,896)
Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153
Retention of profits			—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) of profits according to bylaws		—	—	85,856	—	—	—	—	(85,856)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(356,311)	305,409	(50,902)	—	(50,902)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	889	(240)	—	—	—	649	—	649
Valuation adjustment on available-for-sale instruments	27	—	—	—	8,836	—	(2,403)	—	—	—	6,433	—	6,433
Equity effect change in accounting policy		—	—	—	—	—	—	2	—	—	2	—	2
Income for the period 2019		—	—	—	—	—	—	—	101,537	—	101,537	—	101,537
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(60,922)	(60,922)	—	(60,922)
Balances as of March 31, 2019		2,418,833	31,961	671,492	(1,100)	(42,605)	11,565	170,188	101,537	(60,922)	3,300,949	1	3,300,950

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month ended March 31, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
		2019	2018
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		101,537	142,651
Items that do not represent cash flows:
Depreciation and amortization	35	17,203	9,171
Impairment	35	6	11
Provision for loans and accounts receivable from customers and owed by banks	32	100,412	82,902
Provision of contingent loans	32	884	630
Fair value adjustment of financial assets held-for-trading		(1,029)	(1,289)
Changes in assets and liabilities by deferred taxes	17	(1,019)	2,545
(Gain) loss attributable to investments in companies with significant influence, net	14	(1,110)	(1,144)
(Gain) loss from sales of assets received in lieu of payment,net	36	(4,503)	(1,537)
(Gain) loss on sales of property and equipment, net	36	(31)	(3,536)
Charge-offs of assets received in lieu of payment	37	2,623	776
Other charges (credits) to income that do not represent cash flows		2,669	2,275
Change in the exchange rate of assets and liabilities		(8,673)	8,065
Net interest variation, readjustment and accrued fees on assets and liabilities		27,035	24,575

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		578,924	(28,609)
(Increase) decrease in loans to customers		(413,306)	(484,553)
(Increase) decrease in financial assets held-for-trading, net		(78,625)	129,256
(Increase) decrease in other assets and liabilities		85,193	(18,549)
Increase (decrease) in current account and other demand deposits		16,786	(115,279)
Increase (decrease) in payables from repurchase agreements and security lending		(11,677)	55,324
Increase (decrease) in savings accounts and time deposits		602,676	297,479
Sale of assets received in lieu of payment or adjudicated		9,115	5,103
Total cash flows from operating activities		1,025,090	106,267

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(264,952)	94,170
Payments for lease agreements	16	(6,116)	—
Purchases of property and equipment	16	(12,950)	(2,522)
Sales of property and equipment		31	67
Acquisition of intangible assets	15	(3,799)	(5,187)
Dividends received from investments in companies		—	13
Total cash flows from investing activities		(287,786)	86,541

FINANCING ACTIVITIES:
Redemption of letters of credit		(981)	(1,255)
Issuance of bonds	22	281,884	557,947
Redemption of bonds		(316,050)	(169,570)
Dividends paid	27	(356,311)	(374,079)
Increase (decrease) in borrowings from foreign financial institutions		(141,254)	(182,188)
Increase (decrease) in other financial obligations		(6,596)	14,372
Increase (decrease) in other obligations with Central Bank of Chile		—	(1)
Other long-term borrowings		—	15
Payment of other long-term borrowings		(532)	(847)
Total cash flows from financing activities		(539,840)	(155,606)

TOTAL NET (NEGATIVE) POSITIVE CASH FLOWS FOR THE PERIOD		197,464	37,202

Effect of exchange rate changes		8,673	(8,065)

Cash and cash equivalents at beginning of period		2,256,375	2,079,398

Cash and cash equivalents at end of period	7	2,462,512	2,108,535

	March	March
	2019	2018
	MCh$	MCh$
Operational Cash flow interest:
Interest received	489,275	452,877
Interest paid	(161,270)	(111,785)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of interim consolidated financial statements originally issued in Spanish)

1.                           Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in the areas of corporations and large companies, medium and small companies and personal and consumer banking. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended March 31, 2019 were approved by the Directors on April 25, 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.                           Legal regulations, basis of preparation and other information:

(a)                       Legal regulations:

The General Banking Law empowers the Chilean Superintendency of Banks and Financial Institutions (“SBIF”) to issue accounting standards of general application for entities it supervises. The Corporations Law, in turn, requires following the generally accepted accounting principles.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of preparation:

(b.1)             These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (“SBIF”).

(b.2)             The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
				March	December	March	December	March	December
			Functional	2019	2018	2019	2018	2019	2018
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.                           Legal regulations, basis of preparation and other information, continued:

(c)                      Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.                           Provision for loan losses (Notes No. 11. No. 12 and No. 32);

2.                           Useful life of intangible and property and equipment (Notes No.15 and No.16);

3.                          Income taxes and deferred taxes (Note No. 17);

4.                          Provisions (Note No. 24);

5.                          Contingencies and Commitments (Note No. 26);

6.                          Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

As of March 31, there have been no significant changes in the estimates made.

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the three-month period ended March 31, 2019 are not included.

(e)                      Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the financial statements of the period has been taken into account.

(f)                       Leases:

The Bank acts as a lessor

Assets that are leased to clients under contracts that substantially transfer all risks and property recognition, with or without legal title, are classified as a financial lease. When the retained assets are subject to a financial lease, the leased assets are no longer recognized in the financials instead an account receivable is recorded, which is equal to the minimum value of the lease payment, discounted at the interest rate of the lease. The initial negotiation expenses in a financial lease are incorporated into the account receivable through the discount rate applied to the lease. Lease income is recognized on lease terms based on a model that consistently reflects a periodic rate of return on the net investment of the lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.                           Legal regulations, basis of preparation and other information, continued:

Assets that are leased to customers under contracts that do not transfer substantially all the risks and benefits of the property are classified as an operating lease.

The leased investment properties, under the operating lease modality, are included in “Other assets” in the statement of financial position and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease period.

The Bank acts as a lessee

A contract is or contains a lease if it has the right to control the use of an identified asset for a period of time in exchange for a consideration.

At the start date of a lease, an asset is determined by right of use of the leased asset at cost, which comprises the amount of the initial measurement of the lease liability plus other disbursements made, except lease payments in the short term and those in which the underlying asset is of low value, which are recognized directly in results.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the incremental interest rate for loans received.

The right-of-use asset is measured using the cost model less accumulated depreciation and accumulated impairment losses. The depreciation of the right-of-use asset is recognized in the Income Statement based on the straight-line method of depreciation from the start date and until the end of the term of the lease.

After the start date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the lease contract modifications.

(g)                     Reclassifications:

There have not been significant reclassifications at the end of this period 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Superintendency of Banks and Financial Institutions (SBIF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the Superintendency of Banks and Financial Institutions, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 16 Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to the recognition, measurement, presentation and disclosure of lease contracts from the point of view of the lessee and lessor.

This new rule does not differ significantly from IAS 17 Leases that precedes it, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires the recognition of assets and liabilities for most lease contracts.

The Bank and its subsidiaries, for purposes of the initial application of the standard, took the option to recognize the cumulative effect on the initial adoption date (January 1, 2019), not expressing comparative information, recording an asset for right of use for an amount equal to the lease liability for an amount of Ch$144,529 million, this amount was determined according to the present value of the remaining lease payments, discounted using the financing rate.

IFRIC 23 Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, which clarifies the application of the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments.

This modification had no impact on the Banco de Chile and its subsidiaries.

IAS 28 Investments in associates and joint ventures and IFRS 9 Financial instruments.

On October 2017, the IASB published the amendments to IFRS 9 Financial Instruments and IAS 28 Investments in Associated Entities and Joint Ventures.

The amendments to IFRS 9 allow entities to measure financial assets, prepaid with negative compensation at amortized cost or fair value, through other comprehensive income if a specific condition is met, instead of at fair value with effect on results.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Regarding IAS 28, the amendments clarify that entities must account for long-term results in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The IASB also released an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associated entity or joint venture.

This modification had no impact for Banco de Chile and its subsidiaries.

Annual improvements to IFRS.

On December 2017, the IASB issued the Annual Improvements to IFRS Cycle 2015-2017, which includes amendments to the following regulations:

• IFRS 3 Business Combinations. Interests previously held in a joint operation.

The amendment provides additional guidance for applying the procurement method to particular types of business combinations.

The amendment states that when a party to a joint arrangement obtains control of a business, which is a joint arrangement and had rights over the assets and liabilities for the liabilities related to this joint arrangement, immediately before the acquisition date, the transaction it is a business combination achieved in stages.

Therefore, the acquirer will apply the requirements for a business combination achieved in stages, including re-measuring its previously held interest in the joint operation. By doing so, the acquirer will re-measure its total value that it previously had in the joint operation.

This modification had no impact for Banco de Chile and its subsidiaries.

• IFRS 11 Joint Arrangements.

The amendments to IFRS 11 relate to the accounting for acquisitions of interests in Joint Agreements.

The amendment establishes that a party that participates, but does not have control, in a joint agreement, can obtain control of the joint agreement. Given the above, the activity of the joint agreement would constitute a Business Combination as defined in IFRS 3, in such cases; the interests previously held in the joint agreement are not remeasured.

This modification had no impact for Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

• IAS 23 Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain said asset, as part of the funds it has taken as current loans, from that moment on the interest will not be included as part of the cost of the asset.

This modification had no impact for Banco de Chile and its subsidiaries.

• IAS 19 Employee Benefits.

On February 2018 the IASB issued amendments to IAS 19 “Employee Benefits”, which relate to:

• If there is a modification, reduction or liquidation of a plan, it is now mandatory that the current service cost and net interest for the period after the new measurement be determined using the assumptions used for the new measurement.

• In addition, amendments have been included to clarify the effect of a modification, reduction or liquidation of a plan on the requirements with respect to the asset roof.

This modification had no impact for Banco de Chile and its subsidiaries.

Accounting standards issued by the Superintendency of Banks and Financial Institutions.

• Circular No.3,645.

On January 31, 2019, the SBIF published this circular, which introduces changes to the Compendium of Accounting Standards in order to apply the criteria defined in IFRS 16.

The main changes are for the valuation for the right to use of assets under lease being applied as a measurement after initial recognition, the cost methodology less accumulated depreciation / amortization and accumulated impairment.

In the statement of financial position are introduced the items “Leased assets” and “lease liabilities”, which also modify the Notes “Fixed assets” and “Leased assets and lease liabilities”.

Additionally, banks and their subsidiaries must record any effect due to the first application of this standard in the equity item “Retained earnings from previous periods”.

Banco de Chile and its subsidiaries have incorporated the amendments established in these Consolidated Interim Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board and Superintendency of Banks and Financial Institutions that are not yet effective as of March 31, 2019, are detailed below:

IAS 28 Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

•             It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

•             Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

•             Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

• IFRS 3 Business Combinations. Definition of a Business.

The amendments clarify the definition of business, with the objective of helping entities determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset.

(a)         clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce outputs;

(b)         eliminate the assessment of whether market participants can substitute missing processes or inputs and continue to produce outputs;

(c)          add guides and illustrative examples to help entities assess whether a substantial process has been acquired;

(d)         restrict definitions of a business or products by focusing on goods and services provided to clients and eliminate reference to the ability of reducing costs; and

(e)          add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and businesses acquired are not business.

Companies are required to apply the modified definition of a business to acquisitions made from January 1, 2020. Early application is allowed.

This amendment has no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

• IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The date of application of these amendments is January 1, 2020. Early application is allowed.

This amendment has no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Accounting standards issued by the Superintendency of Banks and Financial Institutions.

• Circular N°3,638.

On July 6, 2018, the SBIF published amendments to the standards contained in Chapter B-1 “Provisions for Credit Risk” of the Compendium of Accounting Standards, which incorporates a standard model for the estimation of provisions for credit risk of the commercial portfolio of group analysis.

The proposed methods and risk factors considered are the following:

•             Commercial Leasing Portfolio: considers default, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset of the operation.

•             Student Portfolio: considers the type of loan granted, the enforceability of the payment and the default that it presents, in case the loan is required.

•             Generic Commercial Portfolio: considers default and the existence of real guarantees that guarantee the placement. In the case of guarantees, the relationship between the placement and the value of the security right that covers it is considered.

According to the SBIF, the three standardized methods included in the model will constitute a prudential floor for internal methods currently used by the industry.

On January 31, 2019, the SBIF supplemented said instructions with the publication of Circular No. 3,647, with the purpose of recognizing the mitigating effect of the credit risk represented by the assignor’s responsibility in the factoring operations, a particular factor is introduced for the component “Loss Given Default” (hereinafter “LGD”) of the standard method for the commercial portfolio of group analysis, for factoring provisions.

The new standards will come into force in July 2019.

The adoption of this standard will not have material impacts on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

4.                            Changes in Accounting policies and Disclosures:

The accounting policies adopted in the preparation of this Consolidated Interim Financial Statements are consistent with those used in the preparation of the annual Consolidated Financial Statements for the year ended December 31, 2018, except for the adoption of new regulations in force at 1 January 2019. See Note No. 3 “Recent Accounting Pronouncements”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

5.                                      Relevant Events:

(a)         On January 18, 2019, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the Ordinary Session held that day, the Board became aware and accepted the resignation presented by Mr. Roberto Serwaczak Slowinski to his position as Director of the company.

(b)         On January 24, 2019 in the Ordinary Session No. BCH 2,895, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 28, 2019, with the purpose of proposing, among other matters, the distribution of the dividend No. 207 of $ 3.52723589646 for each share, corresponding to 70% of the distributable liquid profit, retaining the remaining 30%.

(c)          On January 28, 2019, Banco de Chile (the “Bank”) and its subsidiary Banchile Corredores de Seguros Ltda. (“Banchile”) informed that they have entered into a strategic alliance with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. (together the “Companies”). The framework of the strategic alliance establishes the general terms and conditions pursuant to which the Bank will grant, for a period of 15 years, exclusive access to the Companies to provide insurances to clients via face-to-face and digital channels of the Bank, through Banchile (the “Agreement”), subject to the exceptions agreed upon by the parties.

The amounts involved include a payment to the Bank of UF 5,367,057 on the date of the signing of the contracts listed below, in accordance with the terms and conditions thereof, and annual payments subject to compliance with insurance sales objectives during the agreement lifetime.

The subscription of the contracts referred in the Agreement is subject to the condition that the National Economic Prosecutor’s Office approve the execution of all of them, for which purpose the parties have proceeded to notify the operation in accordance with Chapter IV of the Decree Law No. 211.

(d)         On March 14, 2019 in the Ordinary session No. 2,897, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit that will be generated during the course of the year. For these purposes, the net distributable profit is defined as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year.

(e)          On March 28, 2019 at the Ordinary Shareholder’s Meeting, our shareholders approved the distribution of the dividend No. 207 of $3.52723589646 per share, to be charged to the net distributable income obtained during the fiscal year 2018. Additionally, the shareholders agreed to withhold of 30% of the distributable net profit for the year 2018.

Additionally, the shareholders approved the definite appointment of Mr. Julio Santiago Figueroa as Director of Banco de Chile, a position which he will hold until the next renewal of the Board of Directors.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.                           Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:                                 This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, though its management is related to the segments mentioned previously, the income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Administradora General de Fondos S.A.

• Banchile Asesoría Financiera S.A.

• Banchile Corredores de Seguros Ltda.

• Banchile Corredores de Bolsa S.A.

• Banchile Securitizadora S.A.

• Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.                           Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

•                                The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•                                Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended March 31, 2019 and 2018, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.                           Business Segments, continued:

The following table presents the income by segment for the periods ended March, 2019 and 2018 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	231,023	235,594	77,737	83,722	(6,827)	(2,176)	(1,698)	(1,329)	300,235	315,811	735	706	300,970	316,517
Net commissions income (loss)	57,408	46,918	12,632	11,183	(720)	(1,028)	36,628	35,306	105,948	92,379	(2,538)	(3,218)	103,410	89,161
Other operating income	9,877	8,165	11,659	10,014	9,890	14,896	10,218	7,563	41,644	40,638	(1,428)	(1,397)	40,216	39,241
Total operating revenue	298,308	290,677	102,028	104,919	2,343	11,692	45,148	41,540	447,827	448,828	(3,231)	(3,909)	444,596	444,919
Provision for loan losses	(84,567)	(65,964)	(4,559)	(5,066)	—	—	(30)	85	(89,156)	(70,945)	—	—	(89,156)	(70,945)
Depreciation and amortization	(14,236)	(7,201)	(1,453)	(1,202)	(26)	(23)	(1,488)	(745)	(17,203)	(9,171)	—	—	(17,203)	(9,171)
Other operating expenses	(142,455)	(134,096)	(38,214)	(37,913)	(1,236)	(1,308)	(24,947)	(25,668)	(206,852)	(198,985)	3,231	3,909	(203,621)	(195,076)
Income attributable to associates	949	993	88	92	51	53	22	19	1,110	1,157	—	—	1,110	1,157
Income before income taxes	57,999	84,409	57,890	60,830	1,132	10,414	18,705	15,231	135,726	170,884	—	—	135,726	170,884
Income taxes													(34,189)	(28,233)
Income after income taxes													101,537	142,651

The following table presents assets and liabilities of the periods ended March 31, 2019 and December 31, 2018 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Current and deferred taxes	18,524,067	16,425,068	10,735,490	10,592,117	6,203,601	8,093,850	832,395	925,440	36,295,553	36,036,475	(480,281)	(388,615)	35,815,272	35,647,860
Total assets													277,087	278,599
													36,092,359	35,926,459
Liabilities
Current and deferred taxes	12,061,472	10,369,534	10,157,072	9,873,018	10,332,374	11,982,709	690,077	764,736	33,240,995	32,989,997	(480,281)	(388,615)	32,760,714	32,601,382
Total liabilities													30,695	20,924
													32,791,409	32,622,306

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

7.                           Cash and Cash Equivalents:

(a)                       The detail of the balances included under cash and cash equivalents and their reconciliation with the statement of cash flows at the end of each period are detailed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Cash and due from banks:
Cash (*)	745,703	624,862
Deposit in Chilean Central Bank (*)	92,552	121,807
Deposits in other domestic banks	8,339	26,698
Deposits abroad	147,298	106,714
Subtotal - Cash and due from banks	993,892	880,081

Net transactions in the course of collection	246,011	244,758
Highly liquid financial instruments (**)	1,145,910	1,058,904
Repurchase agreements (**)	76,699	72,632
Total cash and cash equivalents	2,462,512	2,256,375

(*)    Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**) It corresponds to negotiation instruments and repurchase contracts that meet the definition of cash and cash equivalents.

(b)                     Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	March	December
	2019	2018
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	172,771	210,743
Funds receivable	651,500	369,590
Subtotal transactions in the course of collection	824,271	580,333

Liabilities
Funds payable	(578,260)	(335,575)
Subtotal transactions in the course of payment	(578,260)	(335,575)
Net transactions in the course of settlement	246,011	244,758

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	March	December
	2019	2018
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	17,814	24,906
Central Bank of Chile promissory notes	1,500,676	1,410,080
Other instruments issued by the Chilean Government and Central Bank	214,458	88,486

Other instruments issued in Chile
Bonds from other domestic companies	—	7,532
Bonds from domestic banks	32,869	20,186
Deposits in domestic banks	107,542	100,225
Other instruments issued in Chile	2,458	1,664

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	4,446

Mutual fund investments
Funds managed by related companies	38,164	87,841
Funds managed by third-party	—	—
Total	1,913,981	1,745,366

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$68,250 million as of March 31, 2019 (Ch$115,749 million as of December 31, 2018). Repurchase agreements had a 1 day average expiration as of period-end 2019 (2 days in December 2018).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$64,263 as of March 31, 2019 (Ch$34,456 million as of December 31, 2018).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$99,849 million as of March 31, 2019 (Ch$99,268 million as of December 31, 2018). The repurchase agreements have an average expiration of 7 days as of period-end 2019 (10 days in December 2018).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$10,557 million as of March 31, 2019 (Ch$11,397 million as of December 31, 2018), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

9.                           Cash collateral on securities borrowed and reverse repurchase agreements:

(a)         Receivables for repurchase agreements: The Bank provides financing to its customers through repurchase agreements and security borrowings, in which the financial instrument serves as collateral. As of March 31, 2019 and December 31, 2018, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	5,771	—	—	—	—	—	—	—	—	—	—	—	5,771	—
Central Bank promissory notes	—	742	—	—	—	—	—	—	—	—	—	—	—	742
Other instruments issued by the Chilean Government and Central Bank	11,207	—	—	—	—	—	—	—	—	—	—	—	11,207	—
Subtotal	16,978	742	—	—	—	—	—	—	—	—	—	—	16,978	742
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	367	—	—	—	—	—	—	—	—	—	—	—	367
Deposits in domestic banks	3,028	2,053	—	—	—	—	—	—	—	—	—	—	3,028	2,053
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	54,045	70,334	8,966	16,918	7,242	6,875	—	—	—	—	—	—	70,253	94,127
Subtotal	57,073	72,754	8,966	16,918	7,242	6,875	—	—	—	—	—	—	73,281	96,547
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	74,051	73,496	8,966	16,918	7,242	6,875	—	—	—	—	—	—	90,259	97,289

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of March 31, 2019, the fair value of the instruments received amounts to Ch$90,411 million (Ch$95,316 million as of December, 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)         Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of March 31, 2019 and December 31, 2018, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	8,665	130,197	—	—	—	—	—	—	—	—	—	—	8,665	130,197
Central Bank promissory notes	2,249	—	—	—	—	—	—	—	—	—	—	—	2,249	—
Other instruments issued by the Chilean Government and Central Bank	66,072	—	—	—	—	—	—	—	—	—	—	—	66,072	—
Subtotal	76,986	130,197	—	—	—	—	—	—	—	—	—	—	76,986	130,197
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	189,792	162,167	2,319	1,448	5,164	5,210	—	—	—	—	—	—	197,275	168,825
Bonds from other Chilean companies	1,995	—	—	—	—	—	—	—	—	—	—	—	1,995	—
Other instruments issued in Chile	4,786	4,798	—	—	—	—	—	—	—	—	—	—	4,786	4,798
Subtotal	196,573	166,965	2,319	1,448	5,164	5,210	—	—	—	—	—	—	204,056	173,623
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	273,559	297,162	2,319	1,448	5,164	5,210	—	—	—	—	—	—	281,042	303,820

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities loans as of March 31, 2019 amounts to Ch$279,513 million (Ch$298,708 million in December 2018). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of March 31, 2019 and December 31, 2018, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of March 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	11,132	—	11,132	—	3,054
Interest rate swap	—	—	10,344	4,653	9,551	192,234	216,782	168	7,539
Total derivatives held for hedging purposes	—	—	10,344	4,653	20,683	192,234	227,914	168	10,593

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	245,828	104,542	163,027	482,014	995,411	23,263	43,441
Total derivatives held as cash flow hedges	—	—	245,828	104,542	163,027	482,014	995,411	23,263	43,441

Trading derivatives
Currency forward	9,760,547	7,138,599	13,573,416	3,565,785	105,485	34,666	34,178,498	387,512	333,420
Interest rate swap	8,537,429	7,979,615	15,624,604	18,196,746	7,172,088	9,354,550	66,865,032	346,146	360,185
Interest rate swap and cross currency swap	161,005	594,577	2,477,134	4,946,318	3,344,549	3,719,337	15,242,920	409,004	508,445
Call currency options	63,487	77,979	93,094	7,353	—	—	241,913	2,512	2,242
Put currency options	42,831	62,509	81,452	7,353	—	—	194,145	291	1,198
Total trading derivatives	18,565,299	15,853,279	31,849,700	26,723,555	10,622,122	13,108,553	116,722,508	1,145,465	1,205,490

Total	18,565,299	15,853,279	32,105,872	26,832,750	10,805,832	13,782,801	117,945,833	1,168,896	1,259,524

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges, continued:

(a)             Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	11,132	—	11,132	—	3,012
Interest rate swap	—	—	10,555	—	16,078	200,321	226,954	1,116	3,152
Total derivatives held for hedging purposes	—	—	10,555	—	27,210	200,321	238,086	1,116	6,164

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818
Total derivatives held as cash flow hedges	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818

Trading derivatives
Currency forward	8,414,296	9,941,108	13,350,051	3,843,703	92,395	35,374	35,676,927	735,444	631,047
Interest rate swap	3,977,068	9,065,335	25,723,239	17,216,272	7,219,269	9,129,644	72,330,827	287,611	284,840
Interest rate swap and cross currency swap	227,185	369,509	1,983,836	4,366,801	3,339,946	3,695,613	13,982,890	450,519	570,033
Call currency options	16,988	71,243	131,175	9,769	—	—	229,175	4,839	2,921
Put currency options	16,141	62,809	103,834	9,769	—	—	192,553	120	1,534
Total trading derivatives	12,651,678	19,510,004	41,292,135	25,446,314	10,651,610	12,860,631	122,412,372	1,478,533	1,490,375

Total	12,651,678	19,652,049	41,516,208	25,583,166	10,841,847	13,542,967	123,787,915	1,513,947	1,528,357

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                     Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of March 31, 2019 and 2018:

	March	December
	2019	2018
	MCh$	MCh$
Hedge element
Commercial loans	11,132	11,132
Corporate bonds	216,782	226,954

Hedge instrument
Cross currency swap	11,132	11,132
Interest rate swap	216,782	226,954

(c)                      Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond EUR	(690)	—	—	—	(595)	(1,338)	(2,570)	(2,675)	(2,570)	(2,675)	(83,654)	(87,097)	(90,079)	(93,785)
Corporate Bond HKD	(1,958)	—	(1,596)	—	(61,334)	(66,378)	(21,116)	(21,601)	(81,731)	(83,608)	(257,295)	(263,206)	(425,030)	(434,793)
Corporate Bond CHF	—	—	—	(89,256)	(121,910)	(125,993)	(1,403)	(1,450)	(79,877)	(82,552)	(102,613)	(106,050)	(305,803)	(405,301)
Corporate Bond USD	(723)	—	—	—	(723)	(1,476)	(2,893)	(2,952)	(2,893)	(2,952)	(41,218)	(42,060)	(48,450)	(49,440)
Obligation USD	(191)	(870)	(81)	(86)	(48,336)	(49,401)	(103,313)	(105,622)	—	—	—	—	(151,921)	(155,979)
Corporate Bond JPY	—	—	(481)	(49,362)	(31,316)	(1,072)	(1,926)	(33,487)	(32,088)	(32,882)	(70,094)	(71,830)	(135,905)	(188,633)

Hedge instrument
Inflows:
Cross Currency Swap EUR	690	—	—	—	595	1,338	2,570	2,675	2,570	2,675	83,654	87,097	90,079	93,785
Cross Currency Swap HKD	1,958	—	1,596	—	61,334	66,378	21,116	21,601	81,731	83,608	257,295	263,206	425,030	434,793
Cross Currency Swap CHF	—	—	—	89,256	121,910	125,993	1,403	1,450	79,877	82,552	102,613	106,050	305,803	405,301
Cross Currency Swap USD	723	—	—	—	723	1,476	2,893	2,952	2,893	2,952	41,218	42,060	48,450	49,440
Cross Currency Swap USD	191	870	81	86	48,336	49,401	103,313	105,622	—	—	—	—	151,921	155,979
Cross Currency Swap JPY	—	—	481	49,362	31,316	1,072	1,926	33,487	32,088	32,882	70,094	71,830	135,905	188,633

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Inflows:
Cash flows in CLF	2,919	—	6,301	144,458	260,807	237,340	140,576	173,263	195,590	195,590	542,523	542,523	1,148,716	1,293,174

Hedge instrument
Outflows:
Cross Currency Swap HKD	(1,728)	—	(644)	—	(57,295)	(59,667)	(16,835)	(16,835)	(68,363)	(68,362)	(233,285)	(233,286)	(378,150)	(378,150)
Cross Currency Swap JPY	—	—	(1,175)	(50,247)	(34,252)	(2,740)	(4,745)	(37,432)	(35,212)	(35,213)	(78,612)	(78,611)	(153,996)	(204,243)
Cross Currency Swap USD	(834)	—	(265)	—	(46,698)	(47,797)	(107,893)	(107,893)	(1,243)	(1,243)	(36,888)	(36,888)	(193,821)	(193,821)
Cross Currency Swap CHF	—	—	(3,673)	(94,211)	(121,652)	(125,325)	(7,482)	(7,482)	(87,164)	(87,164)	(108,488)	(108,488)	(328,459)	(422,670)
Cross Currency Swap EUR	(357)	—	(544)	—	(910)	(1,811)	(3,621)	(3,621)	(3,608)	(3,608)	(85,250)	(85,250)	(94,290)	(94,290)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)             The unrealized results generated during the period 2019 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$889 million (charge to equity of Ch$15,249 million in March 31, 2018). The net effect of taxes credit to equity amounts to Ch$649 million (net charge to equity of Ch$11,132 million credit to equity during the period March 2018).

The accumulated balance for this concept as of March 31, 2019 corresponds to a charge in equity amounted to Ch$42,605 million (charge to equity of Ch$43,494 million as of December 31, 2018).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$34,714 million charge to income during the period 2019 (Ch$11,982 million charge to income during the period March 2018).

(c.5)               As of March 31, 2019 and 2018, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of March 31, 2019 and 2018, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

11.                    Loans and advances to Banks:

(a)                       At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	March	December
	2019	2018
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	100,023
Provisions for loans to domestic banks	—	(83)
Subtotal	—	99,940
Foreign Banks
Interbank loans commercial	248,297	239,797
Credits with third countries	44,011	41,872
Chilean exports trade loans	23,492	12,873
Provisions for loans to foreign banks	(981)	(1,006)
Subtotal	314,819	293,536
Central Bank of Chile
Non-available Central Bank deposits	600,092	1,100,306
Other Central Bank credits	—	525
Subtotal	600,092	1,100,831
Total	914,911	1,494,307

(b)                       The changes in provisions of the credits owed by the banks, during the periods 2019 and 2018, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$
Balance as of January 1, 2018	43	540	583
Provisions established	—	77	77
Provisions released	—	—	—
Balance as of March 31, 2018	43	617	660
Provisions established	40	389	429
Provisions released	—	—	—
Balance as of December 31, 2018	83	1,006	1,089
Provisions established	—	—	—
Provisions released	(83)	(25)	(108)
Balance as of March 31, 2019	—	981	981

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, net:

(a.i)               Loans to Customers:

As of March 31, 2019 and December 31, 2018, the portfolio of loans is composed as follows:

	As of March 31, 2019
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,139,499	52,569	307,459	11,499,527	(105,278)	(105,520)	(210,798)	11,288,729
Foreign trade loans	1,394,334	9,518	14,002	1,417,854	(39,035)	(3,280)	(42,315)	1,375,539
Current account debtors	212,336	3,290	3,387	219,013	(3,673)	(9,705)	(13,378)	205,635
Factoring transactions	600,945	4,052	2,027	607,024	(10,756)	(1,599)	(12,355)	594,669
Student loans	52,071	—	1,495	53,566	—	(1,434)	(1,434)	52,132
Commercial lease transactions (1)	1,565,794	18,300	25,951	1,610,045	(6,127)	(4,078)	(10,205)	1,599,840
Other loans and accounts receivable	76,285	359	8,555	85,199	(1,701)	(6,749)	(8,450)	76,749
Subtotal	15,041,264	88,088	362,876	15,492,228	(166,570)	(132,365)	(298,935)	15,193,293
Mortgage loans
Letters of credit	18,225	—	1,377	19,602	—	(11)	(11)	19,591
Endorsable mortgage loans	38,158	—	1,406	39,564	—	(36)	(36)	39,528
Other residential lending	7,992,648	—	161,983	8,154,631	—	(26,309)	(26,309)	8,128,322
Credit from ANAP	5	—	—	5	—	—	—	5
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10,748	—	176	10,924	—	(223)	(223)	10,701
Subtotal	8,059,784	—	164,942	8,224,726	—	(26,579)	(26,579)	8,198,147
Consumer loans
Consumer loans in installments	2,753,212	—	241,634	2,994,846	—	(240,338)	(240,338)	2,754,508
Current account debtors	307,227	—	2,103	309,330	—	(14,886)	(14,886)	294,444
Credit card debtors	1,143,873	—	20,180	1,164,053	—	(48,386)	(48,386)	1,115,667
Consumer lease transactions (1)	9	—	—	9	—	—	—	9
Other loans and accounts receivable	10	—	562	572	—	(350)	(350)	222
Subtotal	4,204,331	—	264,479	4,468,810	—	(303,960)	(303,960)	4,164,850
Total	27,305,379	88,088	792,297	28,185,764	(166,570)	(462,904)	(629,474)	27,556,290

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of March 31, 2019 Ch$768,570 million correspond to finance leases for real estate and Ch$841,484 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers net, continued:

(a.i)               Loans to Customers, continued:

	As of December 31, 2018
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,135,653	56,275	298,916	11,490,844	(104,382)	(100,310)	(204,692)	11,286,152
Foreign trade loans	1,290,718	7,619	14,012	1,312,349	(36,984)	(3,449)	(40,433)	1,271,916
Current account debtors	215,228	3,500	3,443	222,171	(3,723)	(9,067)	(12,790)	209,381
Factoring transactions	694,367	3,847	2,517	700,731	(11,289)	(1,901)	(13,190)	687,541
Student loans	50,230	—	1,667	51,897	—	(1,502)	(1,502)	50,395
Commercial lease transactions (1)	1,524,226	23,270	24,092	1,571,588	(5,283)	(3,947)	(9,230)	1,562,358
Other loans and accounts receivable	72,163	382	8,367	80,912	(1,543)	(6,579)	(8,122)	72,790
Subtotal	14,982,585	94,893	353,014	15,430,492	(163,204)	(126,755)	(289,959)	15,140,533
Mortgage loans
Letters of credit	19,820	—	1,552	21,372	—	(5)	(5)	21,367
Endorsable mortgage loans	40,790	—	1,474	42,264	—	(29)	(29)	42,235
Other residential lending	7,816,433	—	157,416	7,973,849	—	(26,245)	(26,245)	7,947,604
Credit from ANAP	6	—	—	6	—	—	—	6
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9,949	—	268	10,217	—	(167)	(167)	10,050
Subtotal	7,886,998	—	160,710	8,047,708	—	(26,446)	(26,446)	8,021,262
Consumer loans
Consumer loans in installments	2,711,285	—	246,207	2,957,492	—	(231,753)	(231,753)	2,725,739
Current account debtors	310,344	—	2,401	312,745	—	(13,870)	(13,870)	298,875
Credit card debtors	1,145,106	—	19,958	1,165,064	—	(44,579)	(44,579)	1,120,485
Consumer lease transactions (1)	9	—	—	9	—	—	—	9
Other loans and accounts receivable	8	—	804	812	—	(492)	(492)	320
Subtotal	4,166,752	—	269,370	4,436,122	—	(290,694)	(290,694)	4,145,428
Total	27,036,335	94,893	783,094	27,914,322	(163,204)	(443,895)	(607,099)	27,307,223

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2018 Ch$758,772 million correspond to finance leases for real estate and Ch$812,825 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.       Loans to Customers, net, continued:

(a.ii)    Impaired Portfolio:

As of March 31, 2019 and December 31, 2018, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	15,127,190	15,075,493	365,038	354,999	15,492,228	15,430,492	(166,570)	(163,204)	(132,365)	(126,755)	(298,935)	(289,959)	15,193,293	15,140,533
Mortgage loans	8,059,784	7,886,998	164,942	160,710	8,224,726	8,047,708	—	—	(26,579)	(26,446)	(26,579)	(26,446)	8,198,147	8,021,262
Consumer loans	4,204,331	4,166,752	264,479	269,370	4,468,810	4,436,122	—	—	(303,960)	(290,694)	(303,960)	(290,694)	4,164,850	4,145,428
Total	27,391,305	27,129,243	794,459	785,079	28,185,764	27,914,322	(166,570)	(163,204)	(462,904)	(443,895)	(629,474)	(607,099)	27,556,290	27,307,223

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(b)                      Credit risk provisions:

The changes in credits risk provisions, during the periods 2019 and 2018, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2017	176,178	107,297	31,764	242,943	558,182
Charge-offs	(2,589)	(12,960)	(1,580)	(59,148)	(76,277)
Allowances established	6,616	15,159	—	61,254	83,029
Allowances released	—	—	(204)	—	(204)
Balance as of March 31, 2018	180,205	109,496	29,980	245,049	564,730
Charge-offs	(3,161)	(33,709)	(5,413)	(174,363)	(216,646)
Sales or transfers of credits	(2,144)	—	—	—	(2,144)
Allowances established	—	50,968	1,879	220,008	272,855
Allowances released	(11,696)	—	—	—	(11,696)
Balance as of December 31, 2018	163,204	126,755	26,446	290,694	607,099
Charge-offs	(2,781)	(11,396)	(1,862)	(62,106)	(78,145)
Allowances established	6,147	17,006	1,995	75,372	100,520
Allowances released	—	—	—	—	—
Balance as of March 31, 2019	166,570	132,365	26,579	303,960	629,474

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

As of March 31, 2019 and December 31, 2018, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(c)                      Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	538,958	519,186	(60,959)	(60,216)	477,999	458,970
From 1 to 2 years	390,664	383,164	(45,024)	(44,066)	345,640	339,098
From 2 to 3 years	260,560	255,997	(29,331)	(28,740)	231,229	227,257
From 3 to 4 years	165,528	162,310	(19,817)	(19,471)	145,711	142,839
From 4 to 5 years	111,481	108,453	(14,089)	(13,992)	97,392	94,461
After 5 years	339,221	336,705	(33,202)	(33,666)	306,019	303,039
Total	1,806,412	1,765,815	(202,422)	(200,151)	1,603,990	1,565,664

(*)    The net balance receivable does not include past-due portfolio totaling Ch$6,064 million as of March 31, 2019 (Ch$5,933 million as of December 31, 2018).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(d)                       Purchase of loan portfolio:

During the period ended March 31, 2019 the Bank has not acquired portfolio loans.

During the year 2018, the Bank acquired portfolio loans, whose nominal value amounted to Ch$36,919 million.

(e)                        Sale or transfer of loans from the loan portfolio:

During the period as of March 2019 and 2018, there is no sale or transfer of loans from the loan portfolio.

(f)                         Securitization of own assets:

During the period as of March 2019 and the year 2018, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

13.                    Investment Securities:

As of March 31, 2019 and December 31, 2018, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	March 2019			December 2018
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	107,715	—	107,715	135,145	—	135,145
Promissory notes issued by the Central Bank of Chile	16,035	—	16,035	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	25,773	—	25,773	29,077	—	29,077

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	99,674	—	99,674	92,491	—	92,491
Bonds from domestic banks	6,640	—	6,640	5,351	—	5,351
Deposits from domestic banks	832,138	—	832,138	559,108	—	559,108
Bonds from other Chilean companies	6,633	—	6,633	6,599	—	6,599
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	105,125	—	105,125	107,125	—	107,125

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	112,614	—	112,614	108,544	—	108,544

Total	1,312,347	—	1,312,347	1,043,440	—	1,043,440

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

13.                    Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$8,662 million as of March 31, 2019 (Ch$6,965 million as of December 31, 2018). The repurchase agreements have an average maturity of 2 days as of March 31, 2019 (3 days in December 2018).

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of March 31, 2019, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$1,100 million (accumulated unrealized losses of Ch$9,936 million in December 2018), recorded as an equity valuation adjustment.

During the period 2019 and 2018, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of March 31, 2019 and 2018 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	March	March
	2019	2018
	MCh$	MCh$

Unrealized (losses) gains	8,561	(677)
Realized losses (gains) reclassified to income	275	(529)
Subtotal	8,836	(1,206)
Income tax on other comprehensive income	(2,403)	672
Net effect in equity	6,433	(534)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

14.                    Investments in Other Companies:

(a)                       Investments in other companies include investments of Ch$45,714 million as of March 31, 2019 (Ch$44,561 million as of December 31, 2018), as follows:

		Ownership Interest		Equity		Book Value		Income (Loss)
		March	December	March	December	March	December	March	March
		2019	2018	2019	2018	2019	2018	2019	2018
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	73,140	69,358	19,131	18,468	663	428
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	18,160	16,805	4,686	4,557	129	225
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	18,641	17,978	3,728	3,680	48	47
Redbanc S.A.	Banco de Chile	38.13	38.13	8,664	8,356	3,304	3,219	85	147
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	5,847	5,592	1,949	1,894	59	62
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,036	11,952	1,484	1,474	10	18
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,468	4,161	1,198	1,129	21	27
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,328	6,106	949	944	4	12
Subtotal Associates				147,284	140,308	36,429	35,365	1,019	966

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	11,387	11,398	5,693	5,699	(6)	99
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,569	2,025	1,285	1,188	97	79
Subtotal Joint Ventures				13,956	13,423	6,978	6,887	91	178

Subtotal				161,240	153,731	43,407	42,252	1,110	1,144

Investments valued at cost(1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	—	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	—	13
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					87	89	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	—	—
Subtotal						2,307	2,309	—	13
Total						45,714	44,561	1,110	1,157

(1)                      Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

14.                    Investments in Other Companies, continued:

(b)                      The change of investments in companies registered under the equity method in the periods of March 2019 and 2018, are as follows:

	March	March
	2019	2018
	MCh$	MCh$

Initial book value	42,252	35,771
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	1,110	1,144
Dividends receivable	—	(212)
Dividends Minimum	—	—
Dividends received	—	—
Others	45	2
Total	43,407	36,705

(c)                        During the period ended as of March 31, 2019 and December 31, 2018 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

15.                    Intangible Assets:

(a)                     As of March 31, 2019 and December 31, 2018 intangible assets are detailed as follows:

	Years
	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
					March	December	March	December	March	December
	March	December	March	December	2019	2018	2019	2018	2019	2018
	2019	2018	2019	2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	148,163	144,942	(95,138)	(92,881)	53,025	52,061
Total					148,163	144,942	(95,138)	(92,881)	53,025	52,061

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

15.                    Intangible Assets, continued:

(b)                       The change of intangible assets as of March 31, 2019 and December 31, 2018 are as follows:

March 2019
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2019	144,942
Acquisition	3,799
Disposals/ write-downs	(316)
Reclassification	(262)
Total	148,163

Accumulated Amortization
Balance as of January 1, 2019	(92,881)
Amortization for the period (*)	(2,835)
Disposals/ write-downs	316
Reclassification	262
Total	(95,138)
Balance as of March 31, 2019	53,025

December 2018
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2018	122,454
Acquisition	23,512
Disposals/ write-downs	(1,024)
Total	144,942

Accumulated Amortization
Balance as of January 1, 2018	(83,409)
Amortization for the year	(10,496)
Disposals/ write-downs	1,024
Total	(92,881)
Balance as of December 31, 2018	52,061

(*) See Note No. 35 Depreciation, amortization and impairment.

(c)                        As of March 31, 2019 and December 31, 2018, the Bank maintains the following amounts with technological developments:

	Commitment Amount
	March	December
	2019	2018
Detail	MCh$	MCh$

Software and licenses	12,551	11,806

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.                    Fixed assets, leased assets and lease liabilities:

(a)                       The properties and equipment as of March 31, 2019 and December 31, 2018 are composed as follows:

	Years
	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
					March	December	March	December	March	December
	March	December	March	December	2019	2018	2019	2018	2019	2018
	2019	2018	2019	2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	21	21	319,464	320,585	(151,204)	(150,099)	168,260	170,486
Equipment	5	5	4	3	193,916	183,220	(151,764)	(148,455)	42,152	34,765
Others	7	7	4	4	53,577	53,500	(43,617)	(42,879)	9,960	10,621
Total					566,957	557,305	(346,585)	(341,433)	220,372	215,872

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.                    Fixed assets, leased assets and lease liabilities, continued:

(b)                       The changes in properties and equipment as of March 31, 2019 and December 31, 2018 are as follows:

	March 2019
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(2,555)	(37)	—	(2,592)
Additions	1,434	11,324	192	12,950
Disposals/write-downs/Sales	—	(591)	(109)	(700)
Impairment losses (*)	—	—	(6)	(6)
Total	319,464	193,916	53,577	566,957

Accumulated Depreciation
Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	1,108	66	—	1,174
Depreciation charges of the period (*) (**)	(2,213)	(3,966)	(847)	(7,026)
Sales and disposals of the period	—	591	109	700
Total	(151,204)	(151,764)	(43,617)	(346,585)

Balance as of March 31, 2019	168,260	42,152	9,960	220,372

	December 2018
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Reclassification	—	—	—	—
Additions	12,589	12,702	2,774	28,065
Disposals/write-downs/Sales	(3,145)	(13,845)	(1,785)	(18,775)
Impairment losses	(287)	(6)	(41)	(334)
Total	320,585	183,220	53,500	557,305

Accumulated Depreciation
Balance as of January 1, 2018	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the year	(9,193)	(14,291)	(3,333)	(26,817)
Sales and disposals of the year	1,862	13,842	1,770	17,474
Total	(150,099)	(148,455)	(42,879)	(341,433)

Balance as of December 31, 2018	170,486	34,765	10,621	215,872

(*)                       See Note No.35 Depreciation, Amortization and Impairment.

(**)                This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$91 million (Ch$368 million as of December 31, 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.                    Fixed assets, leased assets and lease liabilities, continued:

(c)                        The composition of the rights over leased assets as of March 31, 2019, is as follows:

	Gross Balance	Accumulated Depreciation	Net Balance
	March	March	March
	2019	2019	2019
Categories	MCh$	MCh$	MCh$

Buildings	119,316	(4,925)	114,391
ATMs	41,484	(2,242)	39,242
Improvements to leased properties	2,970	(1,101)	1,869
Total	163,770	(8,268)	155,502

(d)                       The changes of the rights over leased assets as of March 31, 2019, is as follows

	March 2019
	Buildings	ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,609	27,920	—	144,529
Reclassification	—	—	3,071	3,071
Additions	2,708	13,564	116	16,388
Write-downs	—	—	(217)	(217)
Impairment losses (*)	—	—	—	—
Others	(1)	—	—	(1)
Total	119,316	41,484	2,970	163,770

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(1,234)	(1,234)
Depreciation of the period (*)	(4,925)	(2,242)	(84)	(7,251)
Write-downs	—	—	217	217
Total	(4,925)	(2,242)	(1,101)	(8,268)

Balance as of March 31, 2019	114,391	39,242	1,869	155,502

(*)                       See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.                    Fixed assets, leased assets and lease liabilities, continued:

(e)                        The following are the future maturities of the lease liabilities as of March 31, 2019:

Lease associated	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
with:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,890	3,895	15,993	41,013	26,825	39,922	129,538
ATMs	1,011	1,946	8,322	20,212	13,121	1,279	45,891
Total	2,901	5,841	24,315	61,225	39,946	41,201	175,429

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the period of obligations under capitalized leases and period flows as of March 31, 2019, are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2019	144,529
Liabilities for new lease agreements	14,946
Interest expenses	447
UF Indexation	90
Payments of capital and interests	(6,116)
Balances as of March 31, 2019	153,896

(f)               The future cash flows related to short-term lease agreements in effect as of March 31, 2019 correspond to Ch$13,573 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of March 31, 2019 and December 31, 2018, according to the following detail:

	March	December
	2019	2018
	MCh$	MCh$

Income tax	37,449	150,798
Tax Previous year	23,638	—
Less:
Monthly prepaid taxes	(30,883)	(126,917)
Credit for training expenses	—	(2,224)
Others	(58)	(1,410)
Total	30,146	20,247

Tax rate	27.0%	27.0%

	March	December
	2019	2018
	MCh$	MCh$

Current tax assets	524	677
Current tax liabilities	(30,670)	(20,924)
Total tax (payable)	(30,146)	(20,247)

(b)                     Income Tax:

The effect of the tax expense during the periods between January 1 and March 31, 2019 and 2018, broken down as follows:

	March	March
	2019	2018
	MCh$	MCh$
Income tax expense:
Current year tax	37,209	26,261
Subtotal	37,209	26,261
(Credit) Charge for deferred taxes:
Origin and reversal of temporary differences	(1,019)	2,545
Subtotal	(1,019)	2,545
Others	(2,001)	(573)
Net charge to income for income taxes	34,189	28,233

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.                    Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2019 and 2018:

	March		March
	2019		2018
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	36,646	27.00	46,139
Additions or deductions	(0.64)	(872)	(0.51)	(875)
Subordinated debt (*)	—	—	(5.60)	(9,572)
Price-level restatement	—	—	(4.57)	(7,813)
Other	(1.17)	(1,585)	0.21	354
Effective rate and income tax expense	25.19	34,189	16.53	28,233

(*) The tax expense related to the subordinated debt held by SAOS S.A, it ended during the current fiscal year, as a result of the generation of sufficient resources to pay off the total debt.

The effective rate for income tax for the period 2019 is 25.19% (16.53% in March 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.                    Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

		Effect on
	Balances as of December 31, 2018	Income	Equity	Balances as of March 31, 2019
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	206,197	6,574	—	212,771
Personnel provisions	12,994	(6,515)	—	6,479
Staff vacations	7,241	(30)	—	7,211
Accrued interests adjustments from impaired loans	3,232	111	—	3,343
Staff severance indemnities provision	600	1		601
Provision of credit cards expenses	9,813	(750)	—	9,063
Provision of accrued expenses	13,155	1,033	—	14,188
Adjustment for valuation of financial assets available-for-sale	2,695	—	(2,403)	292
Leasing	42,988	434	—	43,422
Other adjustments	12,392	2,245	—	14,637
Total Debit Differences	311,307	3,103	(2,403)	312,007

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,990	736	—	15,726
Transitory assets	4,359	2,063	—	6,422
Loans accrued to effective rate	1,569	(1)	—	1,568
Advance payment of lump-sum under union contracts	6,699	(914)	—	5,785
Other adjustments	5,768	200	—	5,968
Total Credit Differences	33,385	2,084	—	35,469

Deferred, Net	277,922	1,019	(2,403)	276,538

	March	December
	2019	2018
	MCh$	MCh$

Deferred tax assets	276,563	277,922
Deferred tax liabilities	(25)	—
Total Deferred tax	276,538	277,922

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.       Current and Deferred Taxes, continued:

(d)                     Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of March 31, 2018 and December 31, 2018, are as follows:

	Balance as of	Effect on		Balance as of	Effect on		Balance as of
	December 31, 2017	Income	Equity	March 31, 2018	Income	Equity	December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	195,192	2,623	—	197,815	8,382	—	206,197
Personnel provisions	12,238	(5,875)	—	6,363	6,631	—	12,994
Staff vacations	6,908	(188)	—	6,720	521	—	7,241
Accrued interest adjustments from impaired loans	3,414	(34)	—	3,380	(148)	—	3,232
Staff severance indemnities provision	573	(15)	—	558	7	35	600
Provisions of credit card expenses	8,955	132	—	9,087	726	—	9,813
Provisions of accrued expenses	16,358	355	—	16,713	(3,558)	—	13,155
Adjustment for valuation financial assets available-for-sale	—	—	—	—	—	2,695	2,695
Leasing	32,549	120	—	32,669	10,319	—	42,988
Other adjustments	17,372	857	—	18,229	(5,837)	—	12,392
Total debit differences	293,559	(2,025)	—	291,534	17,043	2,730	311,307

Credit differences:
Depreciation of property and equipment and investment properties	14,281	174	—	14,455	535	—	14,990
Adjustment for valuation financial assets available-for-sale	499	—	(672)	(173)	—	173	—
Transitory assets	4,331	577	—	4,908	(549)	—	4,359
Loans accrued to effective rate	1,608	(36)	—	1,572	(3)	—	1,569
Advance payment of lump-sum under union contracts	—	—	—	—	6,173	526	6,699
Other adjustments	5,440	(195)	—	5,245	523	—	5,768
Total credit differences	26,159	520	(672)	26,007	6,679	699	33,385

Total Assets (Liabilities) net	267,400	(2,545)	672	265,527	10,364	2,031	277,922

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

18.       Other Assets:

(a)      Item composition:

At the end of each period, the item is composed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Assets held for leasing (*)	95,259	101,848

Assets received or awarded as payment (**)
Assets awarded at judicial sale	13,343	14,171
Assets received in lieu of payment	3,097	3,623
Provision for assets received in lieu of payment or awarded	(478)	(806)
Subtotal	15,962	16,988

Other Assets
Deposits by derivatives margin	248,036	336,548
Recoverable income taxes	44,717	44,665
Prepaid expenses	42,433	37,394
Other accounts and notes receivable	32,090	29,080
Trading and brokerage (***)	17,920	28,478
Commissions receivable	14,511	12,155
Investment properties	13,457	13,938
VAT receivable	12,402	15,021
Servipag available funds	10,020	13,991
Pending transactions	1,988	2,070
Rental guarantees	1,888	1,895
Accounts receivable for sale of assets received in lieu of payment	907	4,816
Assets recovered from leasing for sale	845	1,064
Materials and supplies	725	745
Others	12,652	12,684
Subtotal	454,591	554,544
Total	565,812	673,380

(*)                    These correspond to property and equipment to be given under finance lease.

(**)             Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0753% (0.0877% as of December 31, 2018) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)      This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

18.       Other Assets, continued:

(b)                       The changes of the provision for assets received in lieu of payment during the three-month period ended as of March 31, 2019 and 2018 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2018	818
Provisions used	(487)
Net provisions established	745
Balance as of March 31, 2018	1,076
Provisions used	(2,294)
Net provisions established	2,024
Balance as of December 31, 2018	806
Provisions used	(568)
Net provisions established	240
Balance as of March 31, 2019	478

19.       Current accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Current accounts	7,623,907	7,725,465
Other demand deposits	1,279,284	1,143,414
Other deposits and sight accounts	697,113	715,609
Total	9,600,304	9,584,488

20.       Savings accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Time deposits	10,950,175	10,343,922
Term savings accounts	224,546	224,303
Other term balances payable	88,299	87,949
Total	11,263,020	10,656,174

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

21.       Borrowings from Financial Institutions:

(a)                       At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Domestic banks
Banco do Brasil	2,100	7,001
Banco Security	—	374
Subtotal domestic banks	2,100	7,375

Foreign banks
Foreign trade financing
Citibank N.A.	255,178	212,329
Bank of America	209,466	210,279
Bank of New York Mellon	170,168	152,828
Wells Fargo Bank	138,939	225,087
Toronto Dominion Bank	102,784	84,056
The Bank of Nova Scotia	92,313	122,080
Mizuho Bank Ltd.	62,370	63,651
Standard Chartered Bank	62,022	296
JP Morgan Chase Bank	61,305	62,557
Zuercher Kantonalbank	54,516	55,621
DZ Bank Frankfurt	22,595	—
Sumitomo Mitsui Banking	20,400	196,571
Commerzbank AG	2,217	1,084
Australia and New Zealand Banking	403	—
Others	991	24
Borrowings and other obligations
Wells Fargo Bank	102,563	104,637
Standard Chartered Bank	14,859	1,612
Bank of America	651	486
Citibank N.A.	—	15,940
Deutsche Bank AG	—	161
Others	79	85
Subtotal foreign banks	1,373,819	1,509,384

Chilean Central Bank	—	—

Total	1,375,919	1,516,759

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.       Debt Issued:

At the end of each period, this item is composed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Mortgage bonds	14,640	16,368
Bonds	6,707,222	6,772,990
Subordinated bonds	683,432	686,194
Total	7,405,294	7,475,552

During the period ended as of March 31, 2019, Banco de Chile issued bonds by an amount of Ch$281,884 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$167,085 million and Ch$114,799 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
Total as of March 31, 2019		167,085

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Total as of March 31, 2019		114,799

During the period ended March 31, 2019, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.       Debt Issued, continued:

During the year ended as of December 31, 2018, Banco de Chile issued bonds by an amount of Ch$2,157,587 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$1,216,867 million and Ch$940,720 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEA0617	UF	106,001	6	1.60	03/01/2018	03/01/2024
BCHIBN1015	UF	114,212	12	2.90	24/01/2018	24/01/2030
BCHIEF1117	UF	79,612	8	1.80	09/02/2018	09/02/2026
BCHIEP0717	UF	104,550	11	2.00	13/02/2018	13/02/2029
BCHIBT1215	UF	57,936	14	3.00	13/03/2018	13/03/2032
BCHIBW1215	UF	59,081	14	2.20	14/08/2018	14/08/2032
BCHIDY0917	UF	55,619	5	1.24	16/08/2018	16/08/2023
BCHIEN1117	UF	109,543	10	2.08	25/09/2018	25/09/2028
BCHIDX0817	UF	109,311	5	1.70	22/10/2018	22/10/2023
BCHIDY0917	UF	12,025	5	1.74	22/10/2018	22/10/2023
BCHIDY0917	UF	15,299	5	1.75	22/10/2018	22/10/2023
BCHIBY1215	UF	59,374	15	2.29	24/10/2018	24/10/2033
BCHIBX0815	UF	58,998	15	2.29	24/10/2018	24/10/2033
BCHIBZ0815	UF	59,987	15	2.23	07/12/2018	07/12/2033
BCHIEJ0717	UF	82,878	9	1.99	12/12/2018	12/12/2027
Subtotal UF		1,084,426

BCHIDH0916	CLP	20,370	4	3.80	11/06/2018	11/06/2022
BONO USD	USD	32,842	10	4.26	28/09/2018	28/09/2028
BONO CHF	CHF	79,229	5	0.57	26/10/2018	26/10/2023
Subtotal others currency		132,441
Total as of December 31, 2018		1,216,867

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.       Debt Issued, continued:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	2,998	1.85	06/02/2018	08/05/2018
Wells Fargo Bank	USD	2,998	1.93	06/02/2018	08/06/2018
Wells Fargo Bank	USD	2,998	1.98	06/02/2018	09/07/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	06/08/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	08/08/2018
Wells Fargo Bank	USD	29,716	2.25	28/02/2018	28/06/2018
Wells Fargo Bank	USD	1,723	2.40	28/02/2018	29/08/2018
Citibank N.A.	USD	6,894	2.60	28/02/2018	25/02/2019
Wells Fargo Bank	USD	13,780	2.30	02/03/2018	02/07/2018
Wells Fargo Bank	USD	4,489	2.30	05/03/2018	06/07/2018
Citibank N.A.	USD	18,080	2.22	07/03/2018	05/06/2018
Wells Fargo Bank	USD	1,747	2.25	13/03/2018	11/06/2018
Wells Fargo Bank	USD	3,006	2.45	14/03/2018	11/09/2018
Wells Fargo Bank	USD	606	2.60	15/03/2018	14/12/2018
Wells Fargo Bank	USD	605	2.60	29/03/2018	28/09/2018
Wells Fargo Bank	USD	60,343	2.60	05/04/2018	04/09/2018
Wells Fargo Bank	USD	30,254	2.50	06/04/2018	01/08/2018
Wells Fargo Bank	USD	1,743	2.40	10/04/2018	09/08/2018
Wells Fargo Bank	USD	8,918	2.75	13/04/2018	12/04/2019
Wells Fargo Bank	USD	8,946	2.75	17/04/2018	16/04/2019
Citibank N.A.	USD	19,046	2.36	08/05/2018	08/08/2018
Citibank N.A.	USD	31,665	2.38	09/05/2018	07/08/2018
Citibank N.A.	USD	1,873	2.37	10/05/2018	08/08/2018
Citibank N.A.	USD	12,250	2.36	14/05/2018	15/08/2018
Wells Fargo Bank	USD	18,968	2.70	11/06/2018	01/04/2019
Wells Fargo Bank	USD	28,973	2.42	13/06/2018	24/07/2018
Wells Fargo Bank	USD	15,991	2.45	19/06/2018	20/09/2018
Citibank N.A.	USD	12,778	2.41	20/06/2018	20/09/2018
Citibank N.A.	USD	31,944	2.45	20/06/2018	03/10/2018
Wells Fargo Bank	USD	3,194	2.65	20/06/2018	13/02/2019
Citibank N.A.	USD	3,885	2.50	22/06/2018	23/11/2018
Wells Fargo Bank	USD	19,495	2.20	28/06/2018	27/07/2018
Wells Fargo Bank	USD	4,875	2.30	03/07/2018	11/09/2018
Wells Fargo Bank	USD	29,556	2.30	06/07/2018	10/09/2018
Wells Fargo Bank	USD	62,079	2.45	17/07/2018	17/10/2018
Wells Fargo Bank	USD	32,729	2.45	24/07/2018	22/10/2018
Wells Fargo Bank	USD	19,283	2.45	27/07/2018	29/10/2018
Wells Fargo Bank	USD	31,919	2.50	30/07/2018	29/11/2018
Wells Fargo Bank	USD	16,039	2.52	01/08/2018	06/12/2018
Citibank N.A.	USD	25,787	2.50	02/08/2018	06/12/2018
Wells Fargo Bank	USD	10,859	2.47	07/08/2018	14/12/2018
Wells Fargo Bank	USD	3,238	2.46	09/08/2018	14/12/2018
Wells Fargo Bank	USD	17,070	2.53	31/08/2018	28/12/2018
Wells Fargo Bank	USD	6,929	2.58	04/09/2018	06/02/2019
Citibank N.A.	USD	34,646	2.57	04/09/2018	04/01/2019
Citibank N.A.	USD	4,902	2.24	07/09/2018	09/10/2018
Citibank N.A.	USD	34,525	2.25	07/09/2018	09/10/2018
Citibank N.A.	USD	1,742	2.23	10/09/2018	09/10/2018
Wells Fargo Bank	USD	3,484	2.65	10/09/2018	11/03/2019
Wells Fargo Bank	USD	6,026	2.45	11/09/2018	06/12/2018
Bofa Merrill Lynch	USD	18,421	2.62	14/09/2018	01/03/2019
Wells Fargo Bank	USD	33,464	2.48	20/09/2018	20/12/2018
Wells Fargo Bank	USD	1,322	2.70	03/10/2018	05/04/2019
Wells Fargo Bank	USD	13,591	2.78	12/10/2018	25/04/2019
Wells Fargo Bank	USD	6,694	2.55	16/10/2018	16/01/2019
Citibank N.A.	USD	6,713	2.50	17/10/2018	04/01/2019
Citibank N.A.	USD	34,208	2.65	23/10/2018	22/01/2019
Citibank N.A.	USD	20,483	2.84	11/12/2018	11/03/2019
Wells Fargo Bank	USD	2,236	2.90	12/12/2018	12/04/2019
Wells Fargo Bank	USD	34,555	2.67	20/12/2018	19/02/2019
Wells Fargo Bank	USD	10,466	2.97	27/12/2018	02/05/2019
Wells Fargo Bank	USD	6,977	2.97	27/12/2018	29/04/2019
Total as of December 31, 2018		940,720

During the year ended December 31, 2018, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

During the period of March 31, 2019 and December 31, 2018, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.                    Other Financial Obligations:

At the end of each period, this item is composed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Other Chilean obligations	89,316	95,912
Public sector obligations	21,477	22,102
Total	110,793	118,014

24.                    Provisions:

(a)                       At the end of each period, this item is composed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Provisions for minimum dividends (*)	60,922	305,409
Provisions for personnel benefits and payroll expenses	61,408	92,579
Provisions for contingent loan risks	56,414	55,530
Provisions for contingencies:
Additional loan provisions	213,252	213,252
Country risk provisions	7,187	2,881
Other provisions for contingencies	496	468
Total	399,679	670,119

(*)                   See Note No. 27 (c).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.                    Provisions, continued:

(b)                       The following table shows the changes in provisions and accrued expenses during the periods 2019 and 2018:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	312,907	86,628	58,031	213,252	25,050	695,868
Provisions established	72,513	16,932	630	—	2,478	92,553
Provisions used	(312,907)	(44,721)	—	—	—	(357,628)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2018	72,513	58,839	58,661	213,252	27,528	430,793
Provisions established	232,896	56,014	—	—	—	288,910
Provisions used	—	(22,274)	—	—	(19,347)	(41,621)
Provisions released	—	—	(3,131)	—	(4,832)	(7,963)
Balances as of December 31, 2018	305,409	92,579	55,530	213,252	3,349	670,119
Provisions established	60,922	15,632	884	—	4,334	81,772
Provisions used	(305,409)	(46,803)	—	—	—	(352,212)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2019	60,922	61,408	56,414	213,252	7,683	399,679

(c)                      Provisions for personnel benefits and payroll:

	March	December
	2019	2018
	MCh$	MCh$

Provisions for performance bonuses	16,013	47,797
Staff accrued vacation provision	26,741	26,855
Staff severance indemnities	7,624	7,754
Other personnel benefits provision	11,030	10,173
Total	61,408	92,579

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.                    Provisions, continued:

(d)                     Staff severance indemnities:

(i)                        Changes in the staff severance indemnities:

	March	March
	2019	2018
	MCh$	MCh$
Present value of the obligations at the beginning of the period	7,754	7,676
Increase (Decrease) in provision	13	17
Benefit paid	(143)	(97)
Effect of change in actuarial factors	—	—
Total	7,624	7,596

(ii)                     Net benefits expenses:

	March	March
	2019	2018
	MCh$	MCh$

(Decrease) Increase in provisions	(310)	(326)
Interest cost of benefits obligations	323	343
Effect of change in actuarial factors	—	—
Net benefit expenses	13	17

(iii)                  Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	March 31, 2019	December 31, 2018
	%	%

Discount rate	4.25	4.25
Salary increase rate	4.42	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the year ended December 31, 2018.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.                    Provisions, continued:

(e)                        Changes in compliance bonuses provision:

	March	March
	2019	2018
	MCh$	MCh$

Balances as of January 1	47,797	43,372
Net provisions established	5,665	9,252
Provisions used	(37,449)	(34,971)
Total	16,013	17,653

(f)                         Changes in staff accrued vacation provision:

	March	March
	2019	2018
	MCh$	MCh$

Balances as of January 1	26,855	25,159
Net provisions established	1,733	1,611
Provisions used	(1,847)	(1,849)
Total	26,741	24,921

(g)                        Employee benefits share-based provision:

As of March 31, 2019 and 2018, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of March 31, 2019 and December 31, 2018, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$56,414 million (Ch$55,530 million in December 2018). See Note No. 26 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

25.                    Other Liabilities:

At the end of each period, this item is composed as follows:

	March	December
	2019	2018
	MCh$	MCh$

Accounts and notes payable	202,004	176,826
Income received in advance	5,602	5,743
Dividends payable	1,308	1,079

Other liabilities
Documents intermediated (*)	36,648	53,492
Cobranding	33,302	36,081
Securities unliquidated	20,582	106,071
VAT debit	14,165	13,719
Insurance payments	1,449	992
Outstanding transactions	554	616
Others	17,369	17,905
Total	332,983	412,524

(*)       This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	March	December
	2019	2018
	MCh$	MCh$
Contingent loans
Guarantees and sureties	312,438	341,676
Confirmed foreign letters of credit	57,670	56,764
Issued letters of credit	363,057	388,396
Bank guarantees	2,233,552	2,232,682
Undrawn credit lines	7,744,121	7,769,325
Other credit commitments	43,621	46,561

Transactions on behalf of third parties
Documents in collections	167,308	160,367
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	27,158	27,334
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	73,264	103,319
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	6,028,607	6,930,293
Securities held in safe custody in other entities	14,174,482	13,783,748
Total	31,225,278	31,840,465

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of March 31, 2018 the Bank maintain provisions for judicial contingencies amounting to Ch$233 million (Ch$204 million as of December 31, 2018) (*)), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of March 31, 2019
	2019	2020	2021	2022	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	—	139	94	—	233

(b.2)          Contingencies for significant lawsuits in courts:

As of March 31, 2019 and December 31, 2018 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted by operations:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 2,958,700, maturing January 10, 2020 (UF 2,977,300, maturing on January 10, 2019 as of December 31, 2018). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 695,800.

As of March 31, 2019 and December 31, 2018 the Bank has not guaranteed mutual funds.

In compliance with the rules established by the Chilean Commission for the Financial Market (“CMF”) in letter f) of Circular No. 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 401,800, with maturity on January 10, 2020.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	March	December
	2019	2018
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	50,332	59,074
Electronic Chilean Securities Exchange, Stock Exchange	10,317	17,223

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	5,991	5,976
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	—	—
Total	66,640	82,273

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2020, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2019.

It also provided a bank guarantee No. 350329-3 in the amount of UF 251,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2020.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of March 31, 2019 the entity maintains two insurance policies with effect from April 15, 2018 to April 14, 2019 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	March	December
	2019	2018
	MCh$	MCh$

Undrawn credit lines	30,103	29,255
Bank guarantees provision	22,698	22,806
Guarantees and sureties provision	3,050	2,891
Letters of credit provision	484	494
Other credit commitments	79	84
Total	56,414	55,530

(e)                      On January 30, 2014, the SVS (now the CMF) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM). In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS (now the Chilean Commission for the Financial Market) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for violation to the second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed a claim in the 11th Civil Court of Santiago against Exempt Resolution N°270 of October 30, 2014 of the SVS (now the Chilean Commission for the Financial Market), requesting the annulment of the fine. This claim was consolidated with the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. On December 10, 2018, the aforementioned Court summoned the parties to hear the sentence, which to date has not yet been dictated.

On January 16, 2019, Banchile Corredores de Bolsa S.A. filed before the Constitutional Court an appeal of inapplicability for unconstitutionality for the purpose of declaring that subsection 1 of article 29 of Decree Law No. 3,538, Organic Law of the Superintendency of Securities and Insurance, prior to its amendment by Law No. 21,000 of February 23, 2017, is inapplicable in this process for violating the rules of the Republic Political Constitution. On March 28, 2019, said Court declared admissible the requirement of inapplicability, suspending the proceedings before the 22nd Civil Court of Santiago.

According to the provisions policy of Banchile Corredores de Bolsa S.A., the company has not made provisions because in this judicial proceeding no judgment has yet been issued, as well as considering that the legal advisors estimate that there are solid grounds for dismissal.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity:

(a)  Capital:

(i)        Authorized, subscribed and paid shares:

As of March 31, 2019, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2018), with no par value, subscribed and fully paid.

(ii)          Shares:

The following table shows the changes in share from December 31, 2017 to March 31, 2019:

Total
Ordinary Shares

Total shares as of December 31, 2017	99,444,132,192

Capitalization of earning — Issue fully paid-in shares	1,572,948,922

Total shares as of December 31, 2018	101,017,081,114

Total shares as March 31, 2019	101,017,081,114

(b)                      Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019 it was approved the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2018. The amount of the dividend paid in year 2019 amounts to Ch$356,311 million.

At the Bank Ordinary Shareholders’ Meeting held on March 22, 2018 it was approved the distribution and payment of dividend No. 206 of Ch$3.14655951692 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2017. The amount of the dividend paid in year 2018 amounts to Ch$374,079 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(c)                       Provision for minimum dividends:

In 2019, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit that will be generated during the course of the year, being understood as net distributable profit as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year. This, maintains the criteria adopted at the Extraordinary Shareholders’ Meeting held on March 25, 2010, which agreed the withholding of the equivalent to change in the CPI of the paid-in capital and reserves, which was materialized with a transitory article of the bylaws which is in force until the termination of the subordinated debt that will occur on April 30, 2019.

As indicated above, the retained earnings for the year ended December 31, 2018 in March 2019 amounted to Ch$85,856 million (the retained earnings for the year ended December 31, 2017 in March 2018 amounted to Ch$54,501 million).

The amount of net distributable profit as of March 31, 2019 amounts to Ch$101,537 million (Ch$509,015 million as of December 31, 2018). In accordance with the foregoing, the Bank recorded a provision for minimum dividends under “Provisions” as of March 31 for an amount of Ch$60,922 million (Ch$305,409 million in December 2018), reflecting as a counterpart a capital reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(d)                     Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)                     Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of March 31, 2019 and 2018 were determined as follows:

	March	March
	2019	2018
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	101,537	142,651
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	1.01	1.41

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	101,537	142,651
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	1.01	1.41

(*)             March 2018 considers the number of fully paid-in shares issued on July 26, 2018.

As of March 31, 2019 and 2018, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(e)                      Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2019 it was made a credit to equity for Ch$889 million (charge to equity of Ch$15,249 million in 2018). The income tax effect presented a charge to equity of Ch$240 million (credit of Ch$4,117 million in March 2018).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2019, it was made a credit to equity for Ch$8,836 million (charge of Ch$1,206 million during the year 2018). The deferred tax effect meant a charge to equity of Ch$2,403 million (credit to equity of Ch$672 million in March 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

28.                               Interest Revenue and Expenses:

(a)                     On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	March 2019				March 2018
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	184,133	(18)	1,413	185,528	165,039	33,083	793	198,915
Consumer loans	155,865	—	2,306	158,171	147,048	426	2,187	149,661
Residential mortgage loans	72,594	249	1,095	73,938	69,833	45,992	1,347	117,172
Financial investment	8,672	(30)	—	8,642	9,908	2,904	—	12,812
Repurchase agreements	632	—	—	632	574	—	—	574
Loans to banks	8,551	—	—	8,551	3,990	—	—	3,990
Other interest and indexation revenue	3,444	(86)	—	3,358	1,523	455	—	1,978
Total	433,891	115	4,814	438,820	397,915	82,860	4,327	485,102

The amount of interest recognized on a received basis for impaired portfolio in the period 2019 amounts to Ch$1,048 million (Ch$884 million in March 2018).

(b)                     At the each period end, the stock of interest and UF indexation not recognized in income is the following:

	March 2019			March 2018
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	7,509	860	8,369	7,035	869	7,904
Residential mortgage loans	2,677	1,286	3,963	3,047	1,501	4,548
Consumer loans	37	—	37	40	18	58
Total	10,223	2,146	12,369	10,122	2,388	12,510

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

28.       Interest Revenue and Expenses, continued:

(c)                        At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	March 2019			March 2018
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	72,259	(22)	72,237	59,093	10,350	69,443
Debt securities issued	51,070	44	51,114	46,725	33,437	80,162
Other financial obligations	226	—	226	357	33	390
Repurchase agreements	1,615	—	1,615	1,753	—	1,753
Obligations with banks	10,826	—	10,826	4,913	1	4,914
Demand deposits	82	(10)	72	60	1,782	1,842
Lease liabilities	447	—	447	—	—	—
Other interest and indexation expenses	17	(66)	(49)	2	148	150
Total	136,542	(54)	136,488	112,903	45,751	158,654

(d)                       As of March 31, 2019 and 2018, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	March 2019			March 2018
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	119	—	119	1,195	—	1,195
Loss from fair value accounting hedges	(5,581)	—	(5,581)	(304)	—	(304)
Gain from cash flow accounting hedges	145,127	140,047	285,174	1,983	6,946	8,929
Loss from cash flow accounting hedges	(152,956)	(133,243)	(286,199)	(16,984)	(1,653)	(18,637)
Net gain on hedge items	5,125	—	5,125	(1,114)	—	(1,114)
Total	(8,166)	6,804	(1,362)	(15,224)	5,293	(9,931)

(e)                        At each period end, the summary of interest is as follows:

	March	March
	2019	2018
	MCh$	MCh$

Interest revenue	438,820	485,102
Interest expense	(136,488)	(158,654)

Subtotal interest income	302,332	326,448

Net gain (loss) from accounting hedges	(1,362)	(9,931)

Total net interest income	300,970	316,517

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

29.       Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statements of Income for the period refers to the following items:

	March	March
	2019	2018
	MCh$	MCh$
Commission income
Card services	45,602	41,316
Investments in mutual funds and others	24,229	22,075
Collections and payments	13,466	12,599
Portfolio management	11,559	11,190
Fees for insurance transactions	9,213	8,032
Use of distribution channel	6,434	5,162
Guarantees and letters of credit	6,346	6,001
Trading and securities management	5,384	5,637
Brand use agreement	3,763	3,673
Lines of credit and overdrafts	1,190	1,179
Financial advisory services	318	663
Other commission earned	6,719	4,978
Total commissions income	134,223	122,505

Commission expenses
Credit card transactions	(22,529)	(26,617)
Interbank transactions	(4,624)	(3,556)
Collections and payments	(1,729)	(1,585)
Sales force	(1,680)	(1,345)
Securities transactions	(66)	(14)
Other commission	(185)	(227)
Total commissions expenses	(30,813)	(33,344)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

30.       Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	March	March
	2019	2018
	MCh$	MCh$

Financial assets held-for-trading	16,446	15,808
Sale of loan portfolios (Note No.12 (e))	—	—
Trading derivative	(7,378)	(14,252)
Sale of available-for-sale instruments	(315)	711
Net income on other transactions	(187)	(161)
Total	8,566	2,106

31.       Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	March	March
	2019	2018
	MCh$	MCh$

Indexed foreign currency	51,459	29,004
Gain from accounting hedges	(33,689)	(2,274)
Exchange difference, net	(1,653)	(1,247)
Total	16,117	25,483

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

32.       Provisions for Loan Losses:

The change registered in income during the periods 2019 and 2018 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	(77)	(6,147)	(6,616)	—	—	—	—	(6,147)	(6,616)	—	(517)	(6,147)	(7,210)
- Group provisions	—	—	(17,006)	(15,159)	(1,995)	—	(75,372)	(61,254)	(94,373)	(76,413)	(923)	(113)	(95,296)	(76,526)
Provisions established, net	—	(77)	(23,153)	(21,775)	(1,995)	—	(75,372)	(61,254)	(100,520)	(83,029)	(923)	(630)	(101,443)	(83,736)

Provisions released:
- Individual provisions	108	—	—	—	—	—	—	—	—	—	39	—	147	—
- Group provisions	—	—	—	—	—	204	—	—	—	204	—	—	—	204
Provisions realeased, net	108	—	—	—	—	204	—	—	—	204	39	—	147	204

Provision, net	108	(77)	(23,153)	(21,775)	(1,995)	204	(75,372)	(61,254)	(100,520)	(82,825)	(884)	(630)	(101,296)	(83,532)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	2,857	3,401	1,191	687	8,092	8,499	12,140	12,587	—	—	12,140	12,587

Provision for loan losses, net	108	(77)	(20,296)	(18,374)	(804)	891	(67,280)	(52,755)	(88,380)	(70,238)	(884)	(630)	(89,156)	(70,945)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

The detail of the amounts presented in the Interim Consolidated Statement of Cash Flow is as follows:

	March	March
	2019	2018
	MCh$	MCh$

Allowances established of loans to customer and loans and advances to banks	(100,520)	(83,106)
Allowances released of loans to customer and loans and advances to banks	108	204
Total allowances of loans to customer and loans and advances to banks	(100,412)	(82,902)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

33.       Personnel Expenses:

Salaries and personnel expenses during the periods 2019 and 2018 are as follows:

	March	March
	2019	2018
	MCh$	MCh$

Remunerations	63,328	59,947
Bonuses and incentives	14,825	16,098
Variable compensation	10,087	7,971
Gratifications	6,949	6,707
Lunch and health benefits	6,926	6,794
Staff severance indemnities	5,921	4,707
Training expenses	862	1,079
Other personnel expenses	4,657	4,463
Total	113,555	107,766

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

34.       Administrative Expenses:

This item is composed as follows:

	March	March
	2019	2018
	MCh$	MCh$
General administrative expenses
Information technology and communications	22,516	18,502
Maintenance and repair of property and equipment	10,187	8,368
Surveillance and securities transport services	2,990	2,956
External advisory services and professional services fees	2,735	1,901
Office supplies	2,622	2,210
Postal box, mail , postage and home delivery services	1,502	1,254
Energy, heating and other utilities	1,496	1,608
External service of financial information	1,413	1,324
Insurance premiums	1,304	1,405
Legal and notary expenses	872	849
Representation and travel expenses	813	868
Expenses for short-term leases (*)	790	—
Other expenses of obligations for lease agreements (*)	681	—
Expenses for low value leases (*)	114	—
External service of custody of documentation	785	702
Donations	499	589
Office rental and equipment (*)	—	6,726
Rent ATM area (*)	—	1,921
Other general administrative expenses	4,244	4,906
Subtotal	55,563	56,089

Outsource services
Credit pre-evaluation	4,797	4,922
External technological developments expenses	2,234	2,490
Data processing	2,212	2,987
Certification and technology testing	1,911	1,431
Other	1,117	944
Subtotal	12,271	12,774

Board expenses
Board of Directors Compensation	603	580
Other Board expenses	61	89
Subtotal	664	669

Marketing expenses
Advertising	6,628	6,157
Subtotal	6,628	6,157

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	2,520	2,355
Real estate contributions	700	706
Patents	313	306
Other taxes	335	292
Subtotal	3,868	3,659
Total	78,994	79,348

(*) See Note No. 3 Adoption of IFRS 16 “Leases”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

35.       Depreciation, Amortization and Impairment:

(a)         The amounts corresponding to charges to results for depreciation and amortization during the periods 2019 and 2018, are detailed as follows:

	March	March
	2019	2018
	MCh$	MCh$
Depreciation and amortization
Amortization of intangibles assets (Note No. 15 (b))	2,835	2,466
Depreciation of property and equipment (Note No. 16 (b))	7,117	6,705
Depreciation of rights over leased assets (Note No. 16 letter (d))(*)	7,251	—
Total	17,203	9,171

(*) See Note No. 3 Adoption of IFRS 16 “Leases”.

(b)                       As of March 31, 2019 and 2018 the impairment expenses is composed as follows:

	March	March
	2019	2018
	MCh$	MCh$
Impairment
Impairment of intangible assets (Note No. 15 (b))	—	—
Impairment of properties and equipment (Note No. 16 (b))	6	11
Impairment of rights over leased assets (Note No. 16 letter (d))	—	—
Total	6	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

36.       Other Operating Income:

During the periods 2019 and 2018, the Bank and its subsidiaries present other operating income, according to the following:

	March	March
	2019	2018
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	4,503	1,537
Other income	6	6
Subtotal	4,509	1,543

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	—
Subtotal	—	—

Other income
Provision released from operating expenses	4,000	—
Rental income	2,132	2,246
Expense recovery	1,513	1,056
Credit card income	1,386	1,001
Recovery from correspondent banks	667	593
Income from differences sale leased assets	438	744
Fiduciary and trustee commissions	62	54
Gain on sale of property and equipment	31	3,536
Others	795	879
Subtotal	11,024	10,109

Total	15,533	11,652

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

37.       Other Operating Expenses:

During the periods 2019 and 2018, the Bank and its subsidiaries present other operating expenses, according to the following:

	March	March
	2019	2018
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	2,623	776
Provisions for assets received in lieu of payment	363	877
Expenses to maintain assets received in lieu of payment	170	199
Subtotal	3,156	1,852

Provisions for contingencies
Country risk provisions	4,306	2,477
Other provisions	28	1
Subtotal	4,334	2,478

Other expenses
Leasings operational expenses	1,106	1,012
Write-offs for operating risks	956	797
Correspondent banks	371	196
Card administration	283	601
Credit life insurance	81	66
Contribution to other organisms	65	58
Expenses for charge-off leased assets recoveries	58	440
Civil lawsuits	36	29
Others	620	422
Subtotal	3,576	3,621

Total	11,066	7,951

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Production and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	225,358	221,351	125,262	132,366	13,652	13,183	364,272	366,900
Residential mortgage loans	—	—	—	—	44,063	44,756	44,063	44,756
Consumer loans	—	—	—	—	9,495	10,074	9,495	10,074
Gross loans	225,358	221,351	125,262	132,366	67,210	68,013	417,830	421,730
Allowance for loan losses	(920)	(962)	(255)	(242)	(338)	(379)	(1,513)	(1,583)
Net loans	224,438	220,389	125,007	132,124	66,872	67,634	416,317	420,147

Contingent loans:
Guarantees and sureties	5,000	5,102	14,045	14,963	—	—	19,045	20,065
Letters of credits	175	5,310	361	2,776	—	—	536	8,086
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	36,272	45,842	29,390	30,122	—	—	65,662	75,964
Freely disposition credit lines	58,502	58,041	14,060	14,674	19,324	19,160	91,886	91,875
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	99,949	114,295	57,856	62,535	19,324	19,160	177,129	195,990
Provision for contingencies loans	(257)	(258)	(60)	(99)	(34)	(30)	(351)	(387)
Contingent loans, net	99,692	114,037	57,796	62,436	19,290	19,130	176,778	195,603

Amount covered by guarantee:
Mortgage	30,111	28,208	50,748	52,108	70,613	69,292	151,472	149,608
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	41,313	47,135	13,252	13,219	3,794	3,694	58,359	64,048
Total collateral	71,424	75,343	64,000	65,327	74,407	72,986	209,831	213,656

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                       For these effects are considered productive companies, those that meet the following conditions:

i)                            They engage in production activities and generate a separate flow of income.

ii)                            Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)                Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)         Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)           These guarantees mainly correspond to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	March	December
	2019	2018
	MCh$	MCh$
Assets
Cash and due from banks	20,779	23,086
Transactions in the course of collection	23,554	35,469
Financial assets held-for-trading	732	205
Derivative instruments	231,093	415,683
Financial assets	15,469	14,690
Other assets	65,579	80,569
Total	357,206	569,702

Liabilities
Demand deposits	180,782	169,607
Transactions in the course of payment	18,186	58,987
Repurchase agreements	41,365	84,465
Savings accounts and time deposits	186,333	124,362
Derivative instruments	221,674	337,299
Borrowings with banks	255,178	228,269
Other liabilities	32,749	115,145
Total	936,267	1,118,134

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(c)          Income and expenses from related party transactions (*):

	March 2019		March 2018
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Profit/loss for commission and services	4,089	1,607	4,808	1,658
Profit/loss for financial operation	18,645	16,235	16,379	17,640
Net Financial Operating Income
Derivative instruments (**)	25,370	5,759	30,967	37,674
Other financial operations	—	—	—	—
Released or established of provision for credit risk	109	—	105	—
Operating expenses	—	44,968	—	39,343
Other income and expenses	113	16	110	12

(*) This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$3,614 million as of March 31, 2019 (net loss of Ch$37,555 million as of March 31, 2018).

(d)         Contracts with related parties:

During the period ended March 31, 2019, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Servipag Ltda.	Development of systems and collection and payment services
Canal 13 S.A.	Advertising service
Redbanc S.A.	ATM configuration services
DCV Registros S.A.	Shareholders’ Meeting Management Service

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(e)                      Payments to key management personnel:

	March	March
	2019	2018
	MCh$	MCh$

Remunerations	979	1,162
Short-term benefits	3,037	3,230
Severance pay	—	692
Paid based on shares	—	—
Total	4,016	5,084

Composition of key personnel:

	No. of executives
	March	March
	2019	2018
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	13	12
Total	20	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(f)        Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	March		March		March	March	March	March	March	March	March	March
	2019		2018		2019	2018	2019	2018	2019	2018	2019	2018
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	142	(*)	142	(*)	12	12	93	86	—	—	247	240
Andrónico Luksic Craig	45		44		—	1	—	—	—	—	45	45
Jaime Estévez Valencia	15		15		5	6	26	31	—	—	46	52
Gonzalo Menéndez Duque	15		15		5	6	24	31	—	—	44	52
Francisco Pérez Mackenna	15		15		5	4	15	8	—	—	35	27
Rodrigo Manubens Moltedo	15		15		6	6	11	10	—	—	32	31
Thomas Fürst Freiwirth	15		15		6	4	11	6	—	—	32	25
Jean-Paul Luksic Fontbona	15		15		2	1	—	—	—	—	17	16
Andrés Ergas Heymann	15		15		6	5	14	10	—	—	35	30
Alfredo Ergas Segal	15		15		6	5	19	20	—	—	40	40
Other directors of subsidiaries	—		—		—	—	30	22	—	—	30	22
Total	307		306		53	50	243	224	—	—	603	580

(1)             It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$3 million (Ch$3 million in March 2018).

(*)             It includes a provision of Ch$98 million (Ch$96 million in 2018) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid to the advisors of the Board of Directors amount to Ch$37 million (Ch$72 million in March 2018).

Travel and other related expenses amount to Ch$24 million (Ch$17 million in March 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Control and Treasury Area, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)                    Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)                 Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments.

Part of the fair value process considers three adjustments to the market value of each instrument calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)                   Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)      Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from active markets for identical assets or liabilities. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    They are financial instruments whose fair value is calculated based on variables other than prices quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs data other than quoted prices that are observable for the asset or liability.

d)             Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between
Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return)are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                   Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets

Financial assets held-for-trading
From the Chilean Government and Central Bank	208,455	178,692	1,524,493	1,344,780	—	—	1,732,948	1,523,472
Other instruments issued in Chile	2,459	1,663	120,319	107,078	20,091	20,866	142,869	129,607
Instruments issued abroad	—	4,446	—	—	—	—	—	4,446
Mutual fund investments	38,164	87,841	—	—	—	—	38,164	87,841
Subtotal	249,078	272,642	1,644,812	1,451,858	20,091	20,866	1,913,981	1,745,366
Derivative contracts for trading purposes
Forwards	—	—	387,512	735,444	—	—	387,512	735,444
Swaps	—	—	755,150	738,130	—	—	755,150	738,130
Call Options	—	—	2,512	4,839	—	—	2,512	4,839
Put Options	—	—	291	120	—	—	291	120
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,145,465	1,478,533	—	—	1,145,465	1,478,533
Hedge derivative contracts
Fair value hedge (Swap)	—	—	168	1,116	—	—	168	1,116
Cash flow hedge (Swap)	—	—	23,263	34,298	—	—	23,263	34,298
Subtotal	—	—	23,431	35,414	—	—	23,431	35,414
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	98,177	99,132	51,346	65,090	—	—	149,523	164,222
Other instruments issued in Chile	—	—	1,029,265	747,653	20,945	23,021	1,050,210	770,674
Instruments issued abroad	—	—	112,614	108,544	—	—	112,614	108,544
Subtotal	98,177	99,132	1,193,225	921,287	20,945	23,021	1,312,347	1,043,440
Total	347,255	371,774	4,006,933	3,887,092	41,036	43,887	4,395,224	4,302,753

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	333,420	631,047	—	—	333,420	631,047
Swaps	—	—	868,630	854,873	—	—	868,630	854,873
Call Options	—	—	2,242	2,921	—	—	2,242	2,921
Put Options	—	—	1,198	1,534	—	—	1,198	1,534
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,205,490	1,490,375	—	—	1,205,490	1,490,375
Hedge derivative contracts
Fair value hedge (Swap)	—	—	10,593	6,164	—	—	10,593	6,164
Cash flow hedge (Swap)	—	—	43,441	31,818	—	—	43,441	31,818
Subtotal	—	—	54,034	37,982	—	—	54,034	37,982
Total	—	—	1,259,524	1,528,357	—	—	1,259,524	1,528,357

(1)                     As of March 31, 2019, 84% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the financial statements:

	As of March 31, 2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of March 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(160)	—	—	—	—	(615)	20,091
Subtotal	20,866	(160)	—	—	—	—	(615)	20,091

Available-for-Sale Instruments:
Other instruments issued in Chile	23,021	(422)	(151)	—	(1,503)	—	—	20,945
Subtotal	23,021	(422)	(151)	—	(1,503)	—	—	20,945

Total	43,887	(582)	(151)	—	(1,503)	—	(615)	41,036

	As of December 31, 2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	176	—	48,740	(36,062)	—	—	20,866
Subtotal	8,012	176	—	48,740	(36,062)	—	—	20,866

Available-for-Sale Instruments:
Other instruments issued in Chile	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021
Subtotal	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021

Total	54,277	2,715	(292)	48,740	(56,582)	—	(4,971)	43,887

(1) Recorded in income under item “Net financial operating income”.

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                      Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of March 31, 2019		As of December 31, 2018
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets

Financial assets held-for-trading
Other instruments issued in Chile	20,091	(4)	20,866	(26)
Subtotal	20,091	(4)	20,866	(26)
Available-for- Sale Instruments
Other instruments issued in Chile	20,945	(172)	23,021	(195)
Subtotal	20,945	(172)	23,021	(195)

Total	41,036	(176)	43,887	(221)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	March	December	March	December
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	993,892	880,081	993,892	880,081
Transactions in the course of collection	824,271	580,333	824,271	580,333
Repurchase agreements and securities lending	90,259	97,289	90,259	97,289
Subtotal	1,908,422	1,557,703	1,908,422	1,557,703
Loans and advances to banks
Domestic banks	—	99,940	—	99,940
Central Bank of Chile	600,092	1,100,831	600,092	1,100,831
Foreign banks	314,819	293,536	305,519	286,063
Subtotal	914,911	1,494,307	905,611	1,486,834
Loans to customers, net
Commercial loans	15,193,293	15,140,533	15,004,472	14,949,852
Residential mortgage loans	8,198,147	8,021,262	8,741,343	8,451,099
Consumer loans	4,164,850	4,145,428	4,141,447	4,116,261
Subtotal	27,556,290	27,307,223	27,887,262	27,517,212
Total	30,379,623	30,359,233	30,701,295	30,561,749

Liabilities
Current accounts and other demand deposits	9,600,304	9,584,488	9,600,304	9,584,488
Transactions in the course of payment	578,260	335,575	578,260	335,575
Repurchase agreements and securities lending	281,042	303,820	281,042	303,820
Savings accounts and time deposits	11,263,020	10,656,174	11,250,596	10,632,350
Borrowings from banks	1,375,919	1,516,759	1,381,669	1,506,940
Other financial obligations	110,793	118,014	111,697	119,024
Subtotal	23,209,338	22,514,830	23,203,568	22,482,197
Debt Issued
Letters of credit for residential purposes	13,489	15,040	14,421	15,982
Letters of credit for general purposes	1,151	1,328	1,231	1,411
Bonds	6,707,222	6,772,990	6,959,835	6,897,317
Subordinate bonds	683,432	686,194	742,780	732,611
Subtotal	7,405,294	7,475,552	7,718,267	7,647,321
Total	30,614,632	29,990,382	30,921,835	30,129,518

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial assets and liabilities, continued:

(f)               Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of March 31, 2019 and December 31, 2018:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	993,892	880,081	—	—	—	—	993,892	880,081
Transactions in the course of collection	824,271	580,333	—	—	—	—	824,271	580,333
Repurchase agreements and security lending	90,259	97,289	—	—	—	—	90,259	97,289
Subtotal	1,908,422	1,557,703	—	—	—	—	1,908,422	1,557,703
Loans and advances to banks
Domestic banks	—	99,940	—	—	—	—	—	99,940
Central Bank	600,092	1,100,831	—	—	—	—	600,092	1,100,831
Foreign banks	—	—	—	—	305,519	286,063	305,519	286,063
Subtotal	600,092	1,200,771	—	—	305,519	286,063	905,611	1,486,834
Loans to customers, net
Commercial loans	—	—	—	—	15,004,472	14,949,852	15,004,472	14,949,852
Residential mortgage loans	—	—	—	—	8,741,343	8,451,099	8,741,343	8,451,099
Consumer loans	—	—	—	—	4,141,447	4,116,261	4,141,447	4,116,261
Subtotal	—	—	—	—	27,887,262	27,517,212	27,887,262	27,517,212
Total	2,508,514	2,758,474	—	—	28,192,781	27,803,275	30,701,295	30,561,749

Liabilities
Current accounts and other demand deposits	9,600,304	9,584,488	—	—	—	—	9,600,304	9,584,488
Transactions in the course of payment	578,260	335,575	—	—	—	—	578,260	335,575
Repurchase agreements and security lending	281,042	303,820	—	—	—	—	281,042	303,820
Savings accounts and time deposits	—	—	—	—	11,250,596	10,632,350	11,250,596	10,632,350
Borrowings from banks	—	—	—	—	1,381,669	1,506,940	1,381,669	1,506,940
Other financial obligations	—	—	—	—	111,697	119,024	111,697	119,024
Subtotal	10,459,606	10,223,883	—	—	12,743,962	12,258,314	23,203,568	22,482,197
Debt Issued
Letters of credit for residential purposes	—	—	14,421	15,982	—	—	14,421	15,982
Letters of credit for general purposes	—	—	1,231	1,411	—	—	1,231	1,411
Bonds	—	—	6,959,835	6,897,317	—	—	6,959,835	6,897,317
Subordinated bonds	—	—	—	—	742,780	732,611	742,780	732,611
Subtotal	—	—	6,975,487	6,914,710	742,780	732,611	7,718,267	7,647,321
Total	10,459,606	10,223,883	6,975,487	6,914,710	13,486,742	12,990,925	30,921,835	30,129,518

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                                              Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:
• Cash and deposits in banks	• Current accounts and other demand deposits
• Transactions in the course of collection	• Transactions in the course of payments
• Repurchase agreements and security lending	• Repurchase agreements and security lending
• Loans and advance to domestic banks

•                  Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                                             Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	March	December	March	December	March	December	March	December	March	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,168,896	1,513,947	(408,512)	(582,210)	(423,549)	(424,920)	(28,811)	(30,036)	308,024	476,781

Derivative financial liabilities	1,259,524	1,528,357	(408,512)	(582,210)	(423,549)	(424,920)	(170,811)	(233,450)	256,652	287,777

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

40.                     Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of March 31, 2019 and December 31, 2018, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of March 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	993,892	—	—	993,892	—	—	—	—	993,892
Transactions in the course of collection	824,271	—	—	824,271	—	—	—	—	824,271
Financial Assets held-for-trading	1,913,981	—	—	1,913,981	—	—	—	—	1,913,981
Repurchase agreements and security lending	74,051	8,966	7,242	90,259	—	—	—	—	90,259
Derivative instruments	118,120	125,888	244,649	488,657	200,930	211,335	267,974	680,239	1,168,896
Loans and advances to banks (*)	662,490	36,076	167,129	865,695	50,197	—	—	50,197	915,892
Loans to customers (*)	3,980,329	2,205,126	5,007,708	11,193,163	5,767,431	3,087,639	8,137,531	16,992,601	28,185,764
Financial assets available-for-sale	98,655	86,753	597,489	782,897	176,539	75,365	277,546	529,450	1,312,347
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	8,665,789	2,462,809	6,024,217	17,152,815	6,195,097	3,374,339	8,683,051	18,252,487	35,405,302

	As of December 31, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	880,081	—	—	880,081	—	—	—	—	880,081
Transactions in the course of collection	580,333	—	—	580,333	—	—	—	—	580,333
Financial Assets held-for-trading	1,745,366	—	—	1,745,366	—	—	—	—	1,745,366
Repurchase agreements and security lending	73,496	16,918	6,875	97,289	—	—	—	—	97,289
Derivative instruments	157,417	241,305	378,093	776,815	274,200	214,863	248,069	737,132	1,513,947
Loans and advances to banks (*)	1,262,428	77,268	132,259	1,471,955	23,441	—	—	23,441	1,495,396
Loans to customers (*)	3,941,756	2,143,023	4,973,622	11,058,401	5,726,668	3,133,606	7,995,647	16,855,921	27,914,322
Financial assets available-for-sale	38,691	137,420	383,200	559,311	74,940	136,342	272,847	484,129	1,043,440
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	8,679,568	2,615,934	5,874,049	17,169,551	6,099,249	3,484,811	8,516,563	18,100,623	35,270,174

(*)    These balances are presented without deduction of their respective provisions, which amount to Ch$629,474 million (Ch$607,099 million in December 2018) for loans to customers and Ch$981 million (Ch$1,089 million in December 2018) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

40.                    Maturity of Assets and Liabilities, continued:

	As of March 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	9,600,304	—	—	9,600,304	—	—	—	—	9,600,304
Transactions in the course of payment	578,260	—	—	578,260	—	—	—	—	578,260
Repurchase agreements and security lending	273,559	2,319	5,164	281,042	—	—	—	—	281,042
Savings accounts and time deposits (**)	5,418,141	2,387,220	2,863,073	10,668,434	369,450	427	163	370,040	11,038,474
Derivative instruments	115,746	112,171	205,912	433,829	242,472	270,355	312,868	825,695	1,259,524
Borrowings from financial institutions	212,625	66,023	1,013,841	1,292,489	83,430	—	—	83,430	1,375,919
Debt issued:
Mortgage bonds	1,188	1,609	3,123	5,920	5,375	2,299	1,046	8,720	14,640
Bonds	421,130	56,367	577,624	1,055,121	932,207	1,495,820	3,224,074	5,652,101	6,707,222
Subordinate bonds	9,140	22,487	18,937	50,564	40,766	23,946	568,156	632,868	683,432
Other financial obligations	91,060	2,640	9,942	103,642	5,689	1,381	81	7,151	110,793
Lease liabilities	2,511	5,052	20,914	28,477	52,422	33,861	39,136	125,419	153,896
Total liabilities	16,723,664	2,655,888	4,718,530	24,098,082	1,731,811	1,828,089	4,145,524	7,705,424	31,803,506

	As of December 31, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	9,584,488	—	—	9,584,488	—	—	—	—	9,584,488
Transactions in the course of payment	335,575	—	—	335,575	—	—	—	—	335,575
Repurchase agreements and security lending	237,999	1,448	64,373	303,820	—	—	—	—	303,820
Savings accounts and time deposits (**)	5,018,791	1,946,688	3,100,464	10,065,943	365,177	619	132	365,928	10,431,871
Derivative instruments	146,887	237,039	335,497	719,423	264,438	273,790	270,706	808,934	1,528,357
Borrowings from financial institutions	115,220	269,412	1,052,830	1,437,462	79,297	—	—	79,297	1,516,759
Debt issued:
Mortgage bonds	1,453	1,618	3,581	6,652	5,911	2,577	1,228	9,716	16,368
Bonds	325,766	275,688	583,876	1,185,330	844,692	1,505,660	3,237,308	5,587,660	6,772,990
Subordinate bonds	4,220	2,254	44,901	51,375	41,122	27,906	565,791	634,819	686,194
Other financial obligations	97,393	3,505	10,126	111,024	5,555	1,307	128	6,990	118,014
Total liabilities	15,867,792	2,737,652	5,195,648	23,801,092	1,606,192	1,811,859	4,075,293	7,493,344	31,294,436

(**)               Excludes term saving accounts, which amount to Ch$224,546 million (Ch$224,303 million in December 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

41.                     Subsequent Events:

In Management’s opinion, there are no significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between March 31, 2019 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O. CEO